Exhibit 99.2

MANAGEMENT REPORT – June 30, 2015

Management report

To our stockholders:

We present the Management Report of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL) for the periods from January 1 to June 30, 2015 and 2014, which were prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and fit for the specific purposes of this resolution.

Net income and stockholder’ equity

ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 10,910 million for the year and net earnings per share were R$ 1.81. Consolidated stockholders' equity totaled R$ 105,003 million and the book value per share reached R$ 17.52.

Assets and funds raised

Assets totaled R$ 1,117,922 million and were substantially composed of R$ 400,954 million of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 519,742 million of Loan, Lease and Other Credit Operations and Foreign Exchange Portfolio. Raised and Managed Funds totaled R$ 1,638,734 million.

Circular letter No. 3,068/01 of BACEN

ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 34.9 billion, corresponding to only 16.5% of the total securities and derivative financial instruments held.

Acknowledgements

We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching positive results.

São Paulo, August 21, 2015.

Executive Board

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Chief Executive Officer
Vice-Chairmen	Candido Botelho Bracher
Alfredo Egydio Arruda Villela Filho	Márcio de Andrade Schettini
Roberto Egydio Setubal	Marco Ambrogio Crespi Bonomi

Executive Vice-Presidents
Members	Claudia Politanski
Alfredo Egydio Setubal	Eduardo Mazzilli de Vassimon
Candido Botelho Bracher
Demosthenes Madureira de Pinho Neto
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
Henri Penchas	Executive Directors
Nildemar Secches	Alexsandro Broedel Lopes
Pedro Luiz Bodin de Moraes	Leila Cristiane Barboza Braga de Melo
Ricardo Villela Marino	Paulo Sergio Miron

AUDIT COMMITTEE
Chairman	Directors
Geraldo Travaglia Filho	Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Cláudio José Coutinho Arromatte
Members	Eduardo Hiroyuki Miyaki
Antônio Francisco de Lima Neto	Emerson Macedo Bortoloto
Diego Fresco Gutierrez	José Virgilio Vita Neto
Luiz Alberto Fiore	Marcelo Kopel (*)
Maria Helena dos Santos Fernandes de Santana	Matias Granata
Sergio Darcy da Silva Alves	Rodrigo Luis Rosa Couto
Wagner Bettini Sanches

FISCAL COUNCIL
President
Iran Siqueira Lima	(*) Investor Relations Director.

Members
Alberto Sozin Furuguem
Luiz Alberto de Castro Falleiros

Accountant
Reginaldo José Camilo
CRC-1SP – 114.497/O-9

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	06/30/2015	06/30/2014
Current assets		728,480,744	687,649,563
Cash and cash equivalents		17,797,725	20,442,104
Interbank investments	4b and 6	187,552,328	160,520,540
Money market		156,046,298	132,521,507
Interbank deposits		31,506,030	27,999,033
Securities and derivative financial instruments	4c, 4d and 7	112,442,959	111,874,152
Own portfolio		34,422,054	57,433,625
Subject to repurchase commitments		56,385,100	33,092,047
Pledged in guarantee		4,042,672	2,032,267
Deposited with the Central Bank		4,523,388	11,248,985
Securities under resale agreements with free movement		-	6,072
Derivative financial instruments		13,069,745	8,061,156
Interbank accounts		64,008,457	86,153,025
Pending settlement		3,803,746	6,032,100
Central Bank deposits		60,156,620	80,042,642
National Housing System (SFH)		3,563	2,706
Correspondents		44,528	75,577
Interbranch accounts		147,652	118,936
Loan, lease and other credit operations	8	227,398,386	213,304,222
Operations with credit granting characteristics	4e	242,821,783	226,396,405
(Allowance for loan losses)	4f	(15,423,397)	(13,092,183)
Other receivables		117,336,083	93,334,928
Foreign exchange portfolio	9	65,409,015	32,469,330
Income receivable		2,763,143	5,730,135
Transactions with credit card issuers	4e	23,574,906	20,876,733
Negotiation and intermediation of securities		4,809,020	2,659,767
Sundry	12a	20,779,999	31,598,963
Other assets	4g	1,797,154	1,901,656
Assets held for sale		413,958	156,060
(Valuation allowance)		(63,481)	(44,678)
Prepaid expenses	4g and 12b	1,446,677	1,790,274
Long-term receivables		345,736,815	287,135,513
Interbank investments - Interbank deposits	4b and 6	1,013,821	730,008
Securities and derivative financial instruments	4c, 4d and 7	99,944,759	74,367,500
Own portfolio		72,874,644	51,379,829
Subject to repurchase commitments		15,418,758	18,252,454
Pledged in guarantee		796,158	589,907
Deposited with the Central Bank		3,231,750	-
Derivative financial instruments		7,623,449	4,145,310
Interbank accounts - National Housing System (SFH)		494,629	743,002
Loan, lease and other credit operations	8	198,225,701	173,579,222
Operations with credit granting characteristics	4e	210,456,729	184,609,980
(Allowance for loan losses)	4f	(12,231,028)	(11,030,758)
Other receivables		45,009,835	37,248,569
Foreign exchange portfolio	9	1,053,984	1,747,604
Sundry	12a	43,955,851	35,500,965
Other assets - Prepaid expenses	4g and 12b	1,048,070	467,212
Permanent assets		43,704,473	45,586,410
Investments	4h and 14a II	21,998,872	23,862,425
Investments in affiliates and jointly controlled entities		21,570,375	23,627,014
Other investments		577,987	386,703
(Allowance for losses)		(149,490)	(151,292)
Real estate in use	4i and 14b	6,777,099	6,129,174
Real estate in use		3,112,108	3,067,283
Other fixed assets		11,838,222	10,586,438
(Accumulated depreciation)		(8,173,231)	(7,524,547)
Goodwill	4j and 14b	500	1,756,767
Intangible assets	4k and 14b	14,928,002	13,838,044
Acquisition of rights to credit payroll		1,052,781	1,117,447
Other intangible assets		21,233,577	17,522,674
(Accumulated amortization)		(7,358,356)	(4,802,077)
Total assets		1,117,922,032	1,020,371,486

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	06/30/2015	06/30/2014
Current liabilities		666,176,689	587,720,208
Deposits	4b and 10b	227,438,591	231,816,976
Demand deposits		54,088,508	57,538,379
Savings deposits		113,974,326	110,840,114
Interbank deposits		26,442,514	3,729,796
Time deposits		32,933,243	59,708,687
Deposits received under securities repurchase agreements	4b and 10c	173,269,683	161,473,662
Own portfolio		96,578,764	77,600,158
Third-party portfolio		71,371,226	81,093,283
Free portfolio		5,319,693	2,780,221
Funds from acceptances and issuance of securities	4b and 10d	30,589,911	23,815,411
Real estate, mortgage, credit and similar notes		20,330,536	19,743,038
Foreign borrowings through securities		9,156,073	3,102,447
Structured Operations Certificates		1,103,302	969,926
Interbank accounts		5,184,750	7,836,943
Pending settlement		3,407,911	5,204,188
Correspondents		1,776,839	2,632,755
Interbranch accounts		5,265,361	5,586,869
Third-party funds in transit		5,227,007	5,519,319
Internal transfer of funds		38,354	67,550
Borrowings and onlending	4b and 10e	47,583,414	34,538,029
Borrowings		33,670,803	21,973,150
Onlending		13,912,611	12,564,879
Derivative financial instruments	4d and 7g	11,142,246	5,441,692
Other liabilities		165,702,733	117,210,626
Collection and payment of taxes and contributions		4,428,436	5,066,084
Foreign exchange portfolio	9	65,935,186	33,441,370
Social and statutory	15b II	4,604,581	3,354,358
Tax and social security contributions	4m, 4n and 13c	4,478,286	6,130,549
Negotiation and intermediation of securities		7,467,415	4,570,248
Credit card operations	4e	50,212,634	47,484,912
Subordinated debt	10f	7,064,769	2,770,694
Sundry	12c	21,511,426	14,392,411
Long-term liabilities		344,364,980	338,819,353
Deposits	4b and 10b	57,572,014	58,614,999
Interbank deposits		590,136	347,151
Time deposits		56,981,878	58,267,848
Deposits received under securities repurchase agreements	4b and 10c	134,191,413	136,564,762
Own portfolio		109,392,185	107,166,266
Free portfolio		24,799,228	29,398,496
Funds from acceptances and issuance of securities	4b and 10d	21,593,451	21,483,226
Real estate, mortgage, credit and similar notes		7,280,080	10,180,339
Foreign borrowings through securities		12,009,030	10,792,745
Structured Operations Certificates		2,304,341	510,142
Borrowings and onlending	4b and 10e	44,525,046	42,510,144
Borrowings		15,816,787	11,556,910
Onlending		28,708,259	30,953,234
Derivative financial instruments	4d and 7g	12,896,232	6,476,136
Other liabilities		73,586,824	73,170,086
Foreign exchange portfolio	9	1,084,134	1,729,833
Tax and social security contributions	4m, 4n and 13c	6,357,090	9,616,829
Subordinated debt	10f	52,163,581	49,349,246
Sundry	12c	13,982,019	12,474,178
Deferred income	4o	1,492,282	1,139,342
Minority interest in subsidiaries	15d	885,124	1,195,215
Stockholders' equity	15	105,002,957	91,497,368
Capital		85,148,000	75,000,000
Capital reserves		1,331,243	866,514
Revenue reserves		21,027,080	18,252,830
Asset valuation adjustment	4c, 4d and 7d	(161,240)	(1,076,937)
(Treasury shares)		(2,342,126)	(1,545,039)
Total liabilities and stockholders' equity		1,117,922,032	1,020,371,486

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2015	06/30/2014
Income from financial operations		65,661,644	51,138,522
Loan, lease and other credit operations		38,043,992	30,905,723
Securities and derivative financial instruments		25,363,524	16,887,640
Foreign exchange operations		(412,845)	154,603
Compulsory deposits		2,666,973	3,190,556
Expenses of financial operations		(44,161,415)	(23,857,622)
Money market		(33,106,659)	(23,935,635)
Borrowings and onlending		(11,054,756)	78,013
Income from financial operations before loan and losses		21,500,229	27,280,900
Result of allowance for loan losses	8d I	(8,556,823)	(6,194,939)
Expenses for allowance for loan losses		(10,695,495)	(8,455,304)
Income from recovery of credits written off as loss		2,138,672	2,260,365
Gross income from financial operations		12,943,406	21,085,961
Other operating revenues (expenses)		(3,251,169)	(8,406,983)
Banking service fees	12d	9,546,643	8,556,654
Income from bank charges	12e	4,689,664	4,091,982
Personnel expenses	12f	(7,919,467)	(6,994,391)
Other administrative expenses	12g	(8,129,920)	(7,965,819)
Tax expenses	4n and 13a II	(2,553,877)	(2,423,574)
Equity in earnings of affiliates, jointly controlled entities and other investments	14a II	5,106,767	72,341
Other operating revenues	12h	449,115	64,812
Other operating expenses	12i	(4,440,094)	(3,808,988)
Operating income		9,692,237	12,678,978
Non-operating income		8,361	(21,921)
Income before taxes on income and profit sharing		9,700,598	12,657,057
Income tax and social contribution	4n and 13a I	1,386,810	(4,309,693)
Due on operations for the period		(2,451,722)	(4,010,397)
Related to temporary differences		3,838,532	(299,296)
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(106,264)	(136,026)
Minority interest in subsidiaries	15d	(70,765)	(30,478)
Net income		10,910,379	8,180,860
Weighted average of the number of outstanding shares	15a	6,012,124,077	6,011,079,492
Net income per share – R$		1.81	1.36
Book value per share - R$ (outstanding at 06/30)		17.52	15.21

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Prudential Statement of Changes in Stockholders’ Equity (Note 15)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
Balance at 01/01/2014	60,000,000	870,456	29,662,972	(1,534,691)	-	(1,854,432)	87,144,305
Reserve Capitalization - ESM 04/23/2014	15,000,000	-	(15,000,000)	-	-	-	-
Granting of stock options	-	(107,104)	33,034	-	-	309,393	235,323
Granting of options recognized	-	103,162	-	-	-	-	103,162
Payment of interest on capital on 02/28/2014 – declared after 12/31/2013 - R$ 0.5236 per share	-	-	(2,597,055)	-	-	-	(2,597,055)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	429,370	-	-	429,370
Remeasurements in liabilities of post-employment benefits	-	-	-	28,384	-	-	28,384
Net income	-	-	-	-	8,180,860	-	8,180,860
Appropriations:
Legal reserve	-	-	409,043	-	(409,043)	-	-
Statutory reserves	-	-	5,544,816	-	(5,544,816)	-	-
Dividends and interest on capital	-	-	200,020	-	(2,227,001)	-	(2,026,981)
Balance at 06/30/2014	75,000,000	866,514	18,252,830	(1,076,937)	-	(1,545,039)	91,497,368
Changes in the period	15,000,000	(3,942)	(11,410,142)	457,754	-	309,393	4,353,063
Balance at 01/01/2015	75,000,000	1,315,744	26,080,711	(322,359)	-	(1,327,880)	100,746,216
Reserve Capitalization - ESM 04/29/2015	10,148,000	-	(10,148,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(1,247,150)	(1,247,150)
Granting of stock options	-	39,584	2,943	-	-	232,904	275,431
Granting of options recognized	-	21,465	-	-	-	-	21,465
Share-based payment – variable compensation	-	(45,550)	-	-	-	-	(45,550)
Payment of interest on capital on 02/26/2015 – declared after 12/31/2014 - R$ 0.5380 per share	-	-	(2,935,613)	-	-	-	(2,935,613)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	145,943	-	-	145,943
Remeasurements in liabilities of post-employment benefits	-	-	-	15,176	-	-	15,176
Net income	-	-	-	-	10,910,379	-	10,910,379
Appropriations:
Legal reserve	-	-	545,519	-	(545,519)	-	-
Statutory reserves	-	-	7,481,520	-	(7,481,520)	-	-
Dividends and interest on capital	-	-	-	-	(2,883,340)	-	(2,883,340)
Balance at 06/30/2015	85,148,000	1,331,243	21,027,080	(161,240)	-	(2,342,126)	105,002,957
Changes in the period	10,148,000	15,499	(5,053,631)	161,119	-	(1,014,246)	4,256,741

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Statement of Cash Flows

(In thousands of Reais)

		01/01 to	01/01 to
	NOTE	06/30/2015	06/30/2014
Adjusted net income		29,374,093	22,688,593
Net income		10,910,379	8,180,860
Adjustments to net income:		18,463,714	14,507,733
Granted options recognized and share-based payment – variable compensation		(24,085)	103,162
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7h	(205,731)	(1,464,962)
Effects of changes in exchange rates on cash and cash equivalents		9,042,739	1,260,740
Allowance for loan losses		10,695,495	8,455,304
Interest and foreign exchange expense from operations with subordinated debt		6,483,262	2,064,810
Depreciation and amortization	14b	2,273,341	2,226,897
Interest expense from provision for contingent and legal liabilities	11b	746,864	452,993
Provision for contingent and legal liabilities	11b	1,483,406	1,655,661
Interest income from escrow deposits	11b	(59,853)	(180,131)
Deferred taxes		1,054,912	299,296
Equity in earnings of affiliates, jointly controlled entities and other investments	14a II	(5,106,767)	(72,341)
Interest and foreign exchange income from available-for-sale securities		(7,258,083)	(304,076)
Interest and foreign exchange income from held-to-maturity securities		(3,575,052)	(135,558)
(Gain) loss from sale of available-for-sale financial assets	7i	676,299	126,001
(Gain) loss from sale of investments		4,004	10,500
(Gain) loss from sale of foreclosed assets		20,227	10,435
(Gain) loss from sale of fixed assets		14,662	30,419
Minority interest		70,765	30,478
Other		2,127,308	(61,895)
Change in assets and liabilities		(36,134,446)	1,967,419
(Increase) decrease in assets		1,942,677	(8,431,357)
Interbank investments		7,430,230	(159,456)
Securities and derivative financial instruments (assets/liabilities)		(12,574,918)	9,973,012
Compulsory deposits with the Central Bank of Brazil		2,949,693	(3,032,361)
Interbank and interbranch accounts (assets/liabilities)		1,399,132	2,424,134
Loan, lease and other credit operations		(15,585,465)	(12,897,618)
Other receivables and other assets		18,817,217	(3,801,383)
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		(493,213)	(937,686)
(Decrease) increase in liabilities		(38,077,123)	10,398,776
Deposits		(25,251,107)	8,941,727
Deposits received under securities repurchase agreements		(19,538,411)	(682,467)
Funds for issuance of securities		4,425,834	(965,293)
Borrowings and onlending		3,342,031	394,871
Credit card operations (assets/liabilities)		(6,064,999)	(3,709,483)
Collection and payment of taxes and contributions		4,219,834	4,923,349
Other liabilities		693,536	1,450,524
Deferred income		96,159	45,548
Payment of income tax and social contribution		(2,512,612)	(3,938,655)
Net cash provided by (used in) operating activities		(9,272,965)	20,717,357
Interest on capital / dividends received from affiliated companies		2,505,440	3,177,645
Funds received from sale of available-for-sale securities		6,706,019	42,927,844
Funds received from redemption of held-to-maturity securities		1,493,659	1,120,850
Disposal of assets not for own use		39,868	16,081
Disposal of investments		654	100,023
Sale of fixed assets		7,937	5,352
Termination of intangible asset agreements		32,832	190,158
Purchase of available-for-sale securities		(2,686,192)	(28,898,530)
Purchase of held-to-maturity securities		(2,563,397)	(8,069,461)
Purchase of investments		(5,497,107)	(7,771,857)
Purchase of fixed assets	14b	(615,947)	(1,161,443)
Purchase of intangible assets	14b	(537,395)	(562,355)
Net cash provided by (used in) invesment activities		(1,113,629)	1,074,307
Increase in subordinated debt		-	194,871
Decrease in subordinated debt		(1,823,847)	(5,778,803)
Change in minority interest	15d	(773,668)	(55,511)
Granting of stock options		275,431	235,323
Purchase of treasury shares		(1,247,150)	-
Dividends and interest on capital paid to minority interests		97	-
Dividends and interest on capital paid		(4,702,721)	(4,053,394)
Net cash provided by (used in) financing activities		(8,271,858)	(9,457,514)
Net increase (decrease) in cash and cash equivalents		(18,658,452)	12,334,149
Cash and cash equivalents at the beginning of the period		83,836,741	42,322,152
Effects of changes in exchange rates on cash and cash equivalents		(9,042,739)	(1,260,740)
Cash and cash equivalents at the end of the period	4a and 5	56,135,550	53,395,561

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Prudential Financial Statements

Period from January 1 to June 30, 2015 and 2014

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities and, Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Note 2 – Presentation of the financial statements

a)	Presentation of the financial statements

The financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and they fit for the specific purposes of this resolution.

The definitions and criteria for valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan of National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made so that the valuation and recognition of assets, liabilities, income and expenses could properly reflect the required regulation.

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

ITAU UNIBANCO HOLDING PRUDENTIAL prepares its Consolidated Financial Statements, which are available on its Investor Relations website (www.itau-unibanco.com.br/ri).

b)	Consolidation

As set forth by article 1 of CMN Resolution No. 4,280, of October 31, 2013, the financial statements of the Prudential Conglomerate of ITAÚ UNIBANCO HOLDING PRUDENTIAL include the consolidation of entities located either in Brazil or abroad, over which has direct or indirect control, except for the insurance group that is not governed by item 6, article 1 of Resolution No. 4,280. The ownership interests of ITAÚ UNIBANCO HOLDING PRUDENTIAL in which there is shared control are consolidated proportionally to the respective interest.

Intercompany transactions and intercompany transactions balances and intercompany results have been eliminated on consolidation. The investment funds in which ITAÚ UNIBANCO HOLDING PRUDENTIAL’s companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main subsidiaries which together represent over 95% of total consolidated assets:

				Interest in voting		Interest in total
		Country of		capital at		capital at
		Incorporation	Activity	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(Note 2c)	Brazil	Financial institution	60.00%	60.00%	60.00%	60.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(1)	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA International PLC		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento	(2)	Brazil	Consumer Finance Credit	-	100.00%	-	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento	(1)	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%

(1) Proportionally consolidated companies.

(2) Company merged in 01/31/2015 into Itaú Unibanco S.A. and Itaú BBA Participações S.A.

c)	Business development

Association agreement with Banco BMG S.A.

On July 9, 2012, ITAÚ UNIBANCO HOLDING PRUDENTIAL entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

As a result of this transaction stockholders’ equity attributed to non-controlling stockholders increased by R$ 303,177 at the base date of 2013.

On April 29, 2014, an agreement was entered into to establish the combination of payroll loan business of BMG and Itaú BMG Consignado, which was concentrated in Itaú BMG Consignado. In reciprocity for this business combination, on July 25, 2014, a capital increase of Itaú BMG Consignado was carried out, fully subscribed and paid in by BMG in the amount of R$ 181.086. The possibility of this combination was already set forth in the investment agreement of December 13, 2012, which governs the association. After this capital increase, ITAÚ UNIBANCO HOLDING PRUDENTIAL will hold a sixty per cent (60%) interest in the total and voting capital of Itaú BMG Consignado and BMG will hold the remaining forty per cent (40%).

Accordingly, as from July 25, 2014 and throughout the period of the Association, Itaú BMG Consignado is the exclusive vehicle of BMG and its controlling shareholders for the offer, in the Brazilian territory, of payroll loans, provided that certain exceptions are observed for a maximum period of six (6) months counted from the date on which the capital of Itaú BMG Consignado is increased.

It is estimated that this transaction will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL, which will continue to consolidate Itaú BMG Consignado in its financial statements.

Credicard

On May 14, 2013, ITAÚ UNIBANCO HOLDING PRUDENTIAL, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Credicard and Credicard Promotora de Vendas, including “Credicard” brand, for the amount of R$ 2,948,410 (monetarily adjusted). The completion of this transaction was pending approval by the Central Bank of Brazil, which was obtained on December 12, 2013 and settled on December 20, 2013.

Banco Credicard and Credicard Promotora de Vendas are the entities responsible for the supply and distribution of financial products and services under the “Credicard” brand, principally personal loans and credit cards. In view of this transaction, ITAÚ UNIBANCO HOLDING PRUDENTIAL consolidated Banco Credicard and Credicard Promotora de Vendas in the consolidated financial statements from December, 2013 to August 31, 2014. Banco Credicard merged with Banco Itaucard S.A. on August 31,2014.

The allocation of the difference between the amount paid and the allocation of net assets at fair value led to the recognition of goodwill based on expected future profitability, in the amount of R$ 1,863 million, and other intangible assets.

BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”), which is an entity indirectly controlled by ITAÚ UNIBANCO HOLDING PRUDENTIAL signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby Itaú BMG Consignado agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A.

BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

BMG Seguradora signed exclusivity agreements with Banco BMG S.A and with the Itaú BMG Consignado for the purpose of distributing insurance products to be offered jointly with the products distributed by these financial institutions.

The approval by the Central Bank of Brazil was obtained on December 19, 2013 and the transaction was settled on January 27, 2014 in the amount of R$ 88.1 million. This acquisition has not had any significant accounting impact on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL, which has consolidated the transaction in its financial statements since January, 2014.

As a result of the study of Purchase Price Allocation - PPA, the allocation of difference between the amount paid and the share in net assets at fair value, resulted in the recognition of a goodwill due to expected future profitability in the amount of R$ 22.7 million.

Citibank N.A. Uruguay Branch

On June 28, 2013, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As a result of this transaction, BIU assumed a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brand, which in 2012 represented slightly more than 6% of the Uruguayan market share.

Approval was obtained from applicable regulatory authorities on December 10, 2013.

The allocation of the difference between the amount paid and the allocation of assets and liabilities related to the operation, net at fair value, led to the recognition of goodwill based on expected future profitability and other intangible assets.

Partnership with Fiat

On August 20, 2013, ITAÚ UNIBANCO HOLDING PRUDENTIAL announced that it renewed for another 10 years, by means of its subsidiary Itaú Unibanco S.A., the commercial cooperation agreement entered into with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”). This agreement sets forth: (i) exclusive financing offer in promotional campaigns held by car maker Fiat for the sale of new automobiles; and (ii) the exclusive use of Fiat brand in vehicle-financing related activities.

The amount involved in the transaction is not material for ITAÚ UNIBANCO HOLDING PRUDENTIAL and, therefore, will not cause any material accounting effect in its results.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING PRUDENTIAL, together with its subsidiary Banco Itaú Chile S.A. (“BIC”) entered into an agreement (Transaction Agreement) with CorpBanca (“CorpBanca”) and its controlling stockholders (“Corp Group”) establishing the terms and conditions to merge the operations of BIC and CorpBanca Chile in Chile and in the other jurisdictions in which CorpBanca operates.

The operation will be realized by means of (i) capital increase of BIC in the amount of US$ 652 million to be carried out by ITAÚ UNIBANCO HOLDING PRUDENTIAL or one of its subsidiaries, (ii) merger of BIC into CorpBanca, with the cancellation of BIC shares and the issuance of new shares, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved at the stockholders' meeting of CorpBanca upon the affirmative vote of two thirds (2/3) of shares issued by CorpBanca, so that the interests in the bank resulting from the merger (to be named “Itaú CorpBanca”) are 33.58% for ITAÚ UNIBANCO HOLDING PRUDENTIAL and 33.13% for Corp Group, and (iii) subsequent integration of Itaú BBA Colombia, S.A. into the operations of Itaú CorpBanca or its subsidiaries.

Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING PRUDENTIAL which will enter into a stockholders’ agreement with Corp Group when the operation is concluded. This agreement will entitle ITAÚ UNIBANCO HOLDING PRUDENTIAL and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of stockholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING will be entitled to elect the majority of these members. The chairmen of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairman by ITAÚ UNIBANCO HOLDING PRUDENTIAL. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING PRUDENTIAL and ratified by the Board of Directors of Itaú CorpBanca. The stockholders’ agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING PRUDENTIAL, certain strategic matters of Itaú CorpBanca, and it will include provisions on the transfer of shares between ITAÚ UNIBANCO HOLDING PRUDENTIAL and Corp Group, and also to third parties.

Based on the approval of the merger by the stockholders of CorpBanca and BIC, the transaction will now be analyzed by the proper regulatory authority in Chile, the Superintendence of Banks and Financial Institutions (“SBIF”). SBIF’s approval should be added to the other regulatory approvals required by, and already obtained from the proper regulatory authorities in Brazil, Colombia and Panamá.

It is estimated that this operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL, which will consolidate Itaú CorpBanca in its financial statements.

Major Risk Insurance Operation

ITAÚ UNIBANCO HOLDING, whereby its subsidiary Itaú Unibanco S.A., signed on July 4th, 2014 a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”) whereby Itaú Unibanco and some of its subsidiaries have undertaken to sell their total stakes in Itaú Seguros Soluções Corporativas S.A. (“ISSC”).

ISSC had the ITAÚ UNIBANCO HOLDING’s major risk insurance operations, the clients of which were middle market and large corporations with policies representing high insured values. This operation was approved by the Administrative Council for Economic Defense (CADE) on September 15, 2014 and by SUSEP on October 09, 2014.

Based on pro-forma data for December 31, 2013, the major risk insurance operation comprises the following: net equity value of R$ 364 million, assets of R$ 5.8 billion and technical reserves of R$ 4.6 billion.

After certain conditions established in the agreement are fulfilled, ACE paid R$ 1.515 billion to ITAÚ UNIBANCO HOLDING and its subsidiaries. The transfer of these shares and the financial settlement of the operation were carried out on October 31, 2014, in which the amount paid by ACE is subject to price adjustment according to the difference in the positions of Stockholders’ Equity between the pro forma balance sheet date and the closing balance sheet date.

The operation produced an accounting effect, before tax, of R$ 1.1 billion on fourth quarter ITAÚ UNIBANCO HOLDING's results.

The sale of this operation reflects ITAÚ UNIBANCO HOLDING’s strategy of commercializing the mass-market insurance products typically related to retail banking.

Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

The subsidiaries of ITAÚ UNIBANCO HOLDING PRUDENTIAL, in conjunction with other financial institutions, on July 17, 2014 signed a new Shareholders Agreement of TecBan that will revoke and substitute the current shareholders agreement as soon as it comes into effect.

In addition to the usual provisions in shareholders agreements such as rules on governance and the transfer of shares, the Shareholders Agreement provides that within approximately 4 (four) years as from the date it comes into effect, the Parties shall have substituted part of their external network of Automatic Teller Machines (“ATM”) for Banco24Horas Network ATMs, which are and shall continue to being managed by TecBan. As a general rule, the external ATM network can be considered those ATMs located outside the branch banking environment or where access is not restricted, exclusive or controlled such as for example such equipment installed in shopping centers, gasoline service stations, supermarkets etc.

In line with the worldwide tendency towards best practice in the industry, the Parties constituting Brazil’s leading retail banks will consolidate their external ATM networks on the Banco24Horas Network terminals, generating increased efficiency, greater quality and capillarity of customer service. It should also be pointed out that in addition to the Parties, approximately 40 (forty) other banks are clients of TecBan. Consequently, this growth in the Banco24Horas Network will also significantly benefit these institutions and their respective customers.

The operation was approved by the Administrative Council for Economic Defense (CADE) on October 22, 2014, with no restrictions. The effective date of sale and settlement was November 14, 2014.

This operation had no significant accounting effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Maxi Pago

In September 2014 ITAÚ UNIBANCO HOLDING PRUDENTIAL through its subsidiary Rede (Redecard S.A.), entered into a share purchase agreement with the controlling parties of MaxiPago Serviços de Internet S.A., a payments gateway company featuring network interconnection for mobile electronic payments.

Approval was obtained from the Central Bank on December 15, 2014, and preconditions were fulfilled on January 8, 2015. This agreement provides for the acquisition of 35,261 common shares of MaxiPago, which represents 75% of total stock and voting capital.

The allocation of the difference between the amount paid and the allocation of net assets at fair value resulted in the recognition of goodwill due to expected future profitability in the amount of R$ 10.5 million.

MCC Securities and MCC Corredora de Bolsa

In July 2011 ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Secutires.

In June 2012 ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary in Chile, entered into a share purchase agreement with MCC Inversiones Globales (MCC Inversiones) and MCC Beneficial Owners (Chilean Individuals), by which it agreed to gradually acquire the total shares of MCC Corredora de Bolsa.

August 2014, the aforementioned parties entered into a new agreement for acquiring in advance the remaining shares of MCC Securities and MCC Corredora de Bolsa for amounts US$ 32.7 million and US$ 6.7 million respectively.

Accordingly, with this operation ITAÚ UNIBANCO HOLDING PRUDENTIAL validates its relevant share in the Chilean private banking market, as it now fully consolidates MCC Securities and MCC Corredora de Bolsa in its financial statements beginning in August 2014.

Via Varejo

On October 1, 2014 ITAÚ UNIBANCO HOLDING PRUDENTIAL informed that, in view of the early termination by Via Varejo of the operating agreements for the offer of extended warranty insurance in the “Ponto Frio” and “Casas Bahia” stores, its subsidiary Itaú Seguros S.A. received from Via Varejo the cash amount of R$ 584 million, mainly related to the refund of amounts disbursed pursuant to these agreements, duly restated.

This operation had no significant effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

MasterCard Brasil Soluções de Pagamento Ltda.

Itaú Unibanco S.A., entered into an agreement with MasterCard Brasil Soluções de Pagamento Ltda. (“MasterCard”) to create an alliance in the payment solutions market in Brazil (“Strategic Alliance”).

Itaú Unibanco’s purposes with the creation of the Strategic Alliance are (a) to focus on the expansion of its issue and acquisition business, particularly related to the new payment solutions network, (b) to have access to new payment solutions technologies, (c) to obtain significant scale and efficiency gains, and (d) to benefit from MasterCard’s expertise in the management of payment solution brands.

The effectiveness of the Strategic Alliance is subject to the satisfaction of certain conditions precedent and approval by proper regulatory authorities.

Note 3 – Requirements of capital and fixed asset limits

a) Basel and fixed asset ratios

Represented below are the main indicators at June 30, 2015, according to present regulation which defines the Prudential Consolidated as the calculation basis:

Consolidated
Prudential (1)
Referential equity (2)	126,424,280
Basel ratio	17.2%
Tier I	13.2%
Common Equity	13.2%
Additional Capital	0.0%
Tier II	4.0%
Fixed assets ratio	30.1%
Excess capital in relation to fixed assets	25,152,583

(1)	Consolidated financial statements including financial companies and the like. As from the base date January 2015, in accordance with Circular 4.278, this is the calculation consolidated basis;
(2)	According to CMN Resolutions No. 4,192, of March 1, 2013, No. 4,278, of October 31, 2013 and No. 4,311, of February 20, 2014, CMN defines Regulatory Capital, for the purpose of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

Management considers the current Basel ratio (17.2%, based on Prudential consolidated, of which 13.2% of Common Equity and Tier I and 4.0% of Tier II) to be adequate, taking into account that exceeds by 6.2 percent the minimum required by the authorities (11.0%).

On 2015 the Operating Consolidated is no longer calculated for capital purposes in accordance with regulation in force, and will be replaced by the Prudential Consolidated.

CMN Resolution No. 4,192, of March 1, 2013, as amended, address the Referential Equity calculation methodology, and CMN Resolution No. 4,193, of March 1, 2013, as amended, address the minimum requirements for Referential Equity, Tier I, and Common Equity Tier I, and introduces the Additional Common Equity Tier 1. ITAÚ UNIBANCO HOLDING CONSOLIDATED opted for using the Standardized Approach to calculate credit and market risk-weighted assets, and the Alternative Standardized Approach to calculate operational risk-weighted assets, based on the regulation in force accordingly.

The referential equity used for the calculation of ratios and the risk-weighted assets at June 30, 2015, are as follows:

	Consolidated
	Prudential
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	100,710,582
Minority interest in subsidiaries	885,124
Changes in ownership interest in a subsidiary from capital transaction	4,292,375
Consolidated stockholders' equity (BACEN)	105,888,081
Common Equity deductions (1)	(8,929,034)
Common Equity Tier I	96,959,047
Additional Tier I deductions	49,373
Additional Tier I Capital	49,373
Tier I (Common Equity + Additional Capital)	97,008,420
Instruments eligible to comprise Tier II	29,353,581
Tier II deductions	62,279
Tier II	29,415,860
Regulatory Capital (Tier I + Tier II)	126,424,280
Risk-weighted assets	736,392,654
Risk-weighted assets of credit risk (RWACPAD)	681,622,072	92.6%
a) Per weighting factor (FPR):
FPR at 2%	101,240	0.0%
FPR at 20%	6,085,310	0.8%
FPR at 35%	9,049,888	1.2%
FPR at 50%	42,722,723	5.8%
FPR at 75%	142,557,128	19.4%
FPR at 85%	142,034,047	19.3%
FPR at 100%	275,611,351	37.4%
FPR at 250%	36,338,770	4.9%
FPR at 300%	13,362,311	1.8%
FPR at 1250% (2)	1,406,543	0.2%
Derivatives – Future potential gain and Variation of the counterparty credit quality
Minimum Required Regulatory Capital	12,352,761	1.7%
b) Per type:
Securities	54,015,531	7.3%
Loan operations - retail	116,071,647	15.8%
Loan operations – non-retail	225,751,241	30.7%
Joint obligations - retail	302,393	0.0%
Joint obligations – non-retail	63,692,155	8.6%
Loan commitments - retail	26,172,057	3.6%
Loan commitments – non-retail	16,695,340	2.3%
Other exposures	178,921,708	24.3%
Risk-weighted assets of operational risk (RWAOPAD)	35,508,837	4.8%
Retail	6,946,095	0.9%
Commercial	16,653,093	2.3%
Corporate finance	1,369,527	0.2%
Negotiation and sales	2,581,428	0.4%
Payments and settlements	3,069,695	0.4%
Financial agent services	2,756,069	0.4%
Asset management	2,131,708	0.3%
Retail brokerage	1,222	0.0%
Business plans	-	0.0%
Risk-weighted assets of market risk:	19,261,745	2.6%
Gold, foreign currency and operations subject to foreign exchange variation (RWACAM)	7,605,000	1.0%
Operations subject to interest rate variation	9,956,545	1.4%
Fixed rate denominated in Real (RWAJUR1)	4,252,145	0.6%
Foreign currency coupon (RWAJUR2)	3,603,745	0.5%
Price index coupon (RWAJUR3)	2,100,500	0.3%
Interest rate coupon (RWAJUR4)	155	0.0%
Operations subject to commodity price variation (RWACOM)	572,627	0.1%
Operations subject to stock price variation (RWAACS)	1,127,573	0.2%
RWA	736,392,654	100.0%
Minimum Required Regulatory Capital	81,003,192
Excess capital in relation to Minimum Required Regulatory Capital	45,421,088	56.1%
Ratio (%)	17.2%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,417,638

(1) As from June 30, 2015, Resolution No. 4.277/13 establishes the application of prudential adjustments related to pricing of financial instruments evaluated by market value, impacting deductions of capital by R$ 265 million.

(2) Considers the application of "F" factor required by article 29 of Circular No. 3.644/13.

During this period, the effects of the changes in legislation and balances were as follows:

	Referential	Weighted
Changes in the Basel Ratio	equity	exposure	Effect
Ratio at 12/31/2014 - Operating Consolidated	129,790,456	768,074,569	16.9%
Change - prudential consolidated (*)	570,344	(17,234,271)	0.5%
Net income for the period	10,981,144	-	1.5%
Interest on capital and dividends	(5,818,953)	-	-0.8%
Benefits to employees - CVM Resolution No. 695, December 13, 2012	15,176	-	0.0%
Granting of options recognized	21,465	-	0.0%
Granting of stock options – exercised options in the period	275,431	-	0.0%
Asset valuation adjustment	145,942	-	0.0%
Deductions in referential equity	(4,388,051)	-	-0.6%
Purchase of treasury shares	(1,247,150)		-0.2%
Subordinated debt and redeemable preferred shares	(4,193,368)	-	-0.6%
Other changes in referential equity	271,844	-	0.0%
Changes in risk exposure	-	(14,447,644)	0.3%
Ratio at 06/30/2015 - Prudential Consolidated	126,424,280	736,392,654	17.2%

(*) Effect due to the change of the consolidated for calculation.

Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purpose of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

As from January 1, 2015, Itaú Unibanco adopts the option provided for in Circular No. 3,693/13, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination.These compensation amounts for local correspondents in connection with transactions originated as from January 1, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - these assets are stated at cost of acquisition or construction, less accumulated depreciation. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is annually tested for impairment.

k)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of (i) the goodwill amount paid on acquisition of the company, transferred to intangible assets in view of the transfer of the adquirer’s equity by the acquired, as set forth by Law No. 9,532/97, to be amortized based on the period defined in appraisal reports; (ii) use rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company and (iii) software and customer portfolios, amortized over a term varying from five to ten years.

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

n)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the tax rate corresponds to 15%. Provisional Measure No. 675, of May 21, 2015 ("PM"), increased the social contribution tax rate to 20%, effective as from September 1, 2015. The PM has not been enacted into Law, and that it is pending analysis and approval by the National Congress. Considering the existence of a number to supplementary amendments to the bill to be passed into Law reducing or increasing the tax rates to levels different from those proposed by the Executive Branch, no effect of that increase was recognized for tax credits at June 30, 2015. For the non-financial and private pension subsidiaries, the tax rate is 9%.

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

o)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

p)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in asset valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in asset valuation adjustments in the period in which they occur.

Note 5 - Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING PRUDENTIAL are composed of the following:

	06/30/2015	06/30/2014
Cash and cash equivalents	17,797,725	20,442,104
Interbank deposits	21,901,492	20,632,787
Securities purchased under agreements to resell – Funded position	16,436,333	12,320,670
Total	56,135,550	53,395,561

Note 6 - Interbank investments

	06/30/2015						06/30/2014
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	68,057,282	84,117,108	3,871,908	-	156,046,298	82.8	132,521,507	82.2
Funded position (*)	21,125,195	33,046,144	1,734,111	-	55,905,450	29.7	19,699,239	12.2
Financed position	46,028,958	25,827,001	158,548	-	72,014,507	38.2	82,021,817	50.9
With free movement	13,051,192	25,827,001	158,548	-	39,036,741	20.7	48,157,516	29.9
Without free movement	32,977,766	-	-	-	32,977,766	17.5	33,864,301	21.0
Short position	903,129	25,243,963	1,979,249	-	28,126,341	14.9	30,800,451	19.1
Interbank deposits	24,350,298	4,353,159	2,802,573	1,013,821	32,519,851	17.2	28,729,041	17.8
Total	92,407,580	88,470,267	6,674,481	1,013,821	188,566,149		161,250,548
% per maturity term	49.1	46.9	3.5	0.5
Total at 06/30/2014	83,181,351	74,646,584	2,692,605	730,008	161,250,548
% per maturity term	51.6	46.3	1.7	0.5

(*) Includes R$ 7,588,701 (R$ 7,401,772 at 06/30/2014) related to money market with free movement, in which securities are restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	06/30/2015											06/30/2014
		Adjustment to market value
		reflected in:
			Stockholders'
	Cost	Results	equity	Market value	%	0 - 30	31 - 90	91 -180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	117,061,982	(229,311)	(544,175)	116,288,496	54.8	4,206,970	9,510,430	3,843,293	7,067,852	12,949,666	78,710,285	109,941,183
Financial treasury bills	19,984,513	382	(127)	19,984,768	9.5	-	9,503,922	-	-	3,560,922	6,919,924	24,939,084
National treasury bills	33,265,120	(53,558)	(7,904)	33,203,658	15.6	3,834,254	-	3,760,708	6,804,737	2,688,643	16,115,316	28,743,137
National treasury notes	34,109,200	(214,105)	(203,475)	33,691,620	15.9	3,343	5,031	7,515	12,287	4,178,544	29,484,900	37,205,655
National treasury/securitization	247,522	(267)	(3,017)	244,238	0.1	121	1,477	1,087	234	1,663	239,656	265,731
Brazilian external debt bonds	29,455,627	38,237	(329,652)	29,164,212	13.7	369,252	-	73,983	250,594	2,519,894	25,950,489	18,787,576
Government securities - abroad	10,267,691	44,255	(65,181)	10,246,765	4.8	500,318	1,561,958	1,127,449	3,251,500	2,924,880	880,660	11,307,723
Germany	-	-	-	-	0.0	-	-	-	-	-	-	159,677
Argentina	804,737	43,727	1	848,465	0.4	111,415	431,325	165,037	67,390	69,819	3,479	270,624
Belgium	115,091	(3,804)	-	111,287	0.1	-	-	-	-	111,287	-	146,729
Chile	917,005	(24)	3,364	920,345	0.4	65,328	754,910	82,817	9,812	6,375	1,103	1,085,478
Colombia	63,170	4,514	-	67,684	0.0	-	-	16	15,994	696	50,978	213,397
Korea	1,624,664	-	-	1,624,664	0.8	-	-	-	975,863	648,801	-	2,910,110
Denmark	3,029,184	-	-	3,029,184	1.4	-	-	483,834	1,161,652	1,383,698	-	3,408,690
Spain	306,530	-	-	306,530	0.1	-	-	-	306,530	-	-	783,780
United States	1,207,613	13	1,793	1,209,419	0.6	-	208,510	-	270,417	281,407	449,085	632,327
France	191,237	-	1,630	192,867	0.1	-	-	35,630	-	-	157,237	125,024
Netherlands	167,575	-	2,425	170,000	0.1	-	-	-	-	97,005	72,995	121,092
Italy	-	-	-	-	0.0	-	-	-	-	-	-	102,079
Mexico	8,088	(152)	-	7,936	0.0	-	-	-	-	755	7,181	116,518
Paraguay	1,515,303	-	(71,728)	1,443,575	0.7	144,760	156,978	346,687	441,789	286,634	66,727	881,124
Peru	827	(12)	-	815	0.0	-	-	-	-	-	815	-
Uruguay	308,378	(7)	(1,887)	306,484	0.1	178,815	10,235	13,428	2,053	31,078	70,875	345,248
Other	8,289	-	(779)	7,510	0.0	-	-	-	-	7,325	185	5,826
Corporate securities	65,010,444	59,785	89,034	65,159,263	30.7	6,322,649	2,758,709	4,023,763	3,460,652	12,246,935	36,346,555	52,786,280
Shares	3,026,352	(9,139)	(85,781)	2,931,432	1.4	2,931,432	-	-	-	-	-	2,947,088
Rural product note	1,329,443	-	(13,761)	1,315,682	0.6	112,878	328,024	84,653	216,066	288,848	285,213	1,063,621
Bank deposit certificates	1,389,359	209	503	1,390,071	0.7	402,387	120,066	42,103	823,848	1,667	-	437,983
Securitized real estate loans	18,415,324	-	32,461	18,447,785	8.7	81,054	532,585	118,894	214,418	1,204,179	16,296,655	13,463,585
Fund quotas	1,616,945	(21,505)	(34,813)	1,560,627	0.7	1,560,627	-	-	-	-	-	457,104
Credit rights	9,342	-	-	9,342	0.0	9,342	-	-	-	-	-	93,949
Fixed income	1,416,516	(25,709)	(41,847)	1,348,960	0.6	1,348,960	-	-	-	-	-	146,422
Variable income	191,087	4,204	7,034	202,325	0.1	202,325	-	-	-	-	-	216,733
Debentures	20,948,475	72,338	136,138	21,156,951	10.0	588,204	846,262	796,982	1,027,610	1,804,633	16,093,260	19,020,055
Eurobonds and others	9,240,910	17,888	43,867	9,302,665	4.4	457,380	562,949	1,458,918	619,606	2,805,135	3,398,677	6,267,675
Financial bills	7,553,357	-	(57,158)	7,496,199	3.5	45,905	339,552	734,405	335,273	5,985,098	55,966	7,062,356
Promissory notes	1,086,613	-	1,146	1,087,759	0.5	142,782	21,990	733,559	189,428	-	-	1,385,711
Other	403,666	(6)	66,432	470,092	0.2	-	7,281	54,249	34,403	157,375	216,784	681,102
Subtotal - securities	192,340,117	(125,271)	(520,322)	191,694,524	90.3	11,029,937	13,831,097	8,994,505	13,780,004	28,121,481	115,937,500	174,035,186
Trading securities	79,618,696	(125,271)	-	79,493,425	37.4	6,596,148	9,847,868	4,066,785	7,244,953	9,419,485	42,318,186	80,197,681
Available-for-sale securities	77,725,839	-	(520,322)	77,205,517	36.4	4,366,791	3,450,644	4,808,826	6,320,633	16,621,937	41,636,686	68,269,512
Held-to-maturity securities (*)	34,995,582	-	-	34,995,582	16.5	66,998	532,585	118,894	214,418	2,080,059	31,982,628	25,567,993
Derivative financial instruments	17,855,367	2,837,827	-	20,693,194	9.7	5,806,203	2,164,684	2,956,043	2,142,815	2,345,643	5,277,806	12,206,466
Total securities and derivative financial instruments (assets)	210,195,484	2,712,556	(520,322)	212,387,718	100.0	16,836,140	15,995,781	11,950,548	15,922,819	30,467,124	121,215,306	186,241,652

Derivative financial instruments (liabilities)	(21,631,292)	(2,407,186)	-	(24,038,478)	100.0	(4,210,587)	(1,823,661)	(3,159,323)	(1,948,675)	(2,287,421)	(10,608,811)	(11,917,828)

(*) Unrecorded positive adjustment to market value in the amount of R$ 594,006 (R$ 311,181 at 06/30/2014) according to Note 7e.

b) Summary by portfolio

	06/30/2015
		Restricted to
						Derivative
		Repurchase		Pledged		financial
	Own portfolio	agreements	Free portfolio	guarantees (*)	Central Bank	instruments	Total
Government securities – domestic	35,598,513	70,210,325	-	2,724,520	7,755,138	-	116,288,496
Financial treasury bills	4,324,015	13,329,445	-	2,331,308	-	-	19,984,768
National treasury bills	7,048,138	26,155,520	-	-	-	-	33,203,658
National treasury notes	9,621,078	15,972,578	-	342,826	7,755,138	-	33,691,620
National treasury/securitization	244,238	-	-	-	-	-	244,238
Brazilian external debt bonds	14,361,044	14,752,782	-	50,386	-	-	29,164,212
Government securities - abroad	7,811,213	695,358	-	1,740,194	-	-	10,246,765
Argentina	620,474	152,060	-	75,931	-	-	848,465
Belgium	111,287	-	-	-	-	-	111,287
Chile	807,783	101,206	-	11,356	-	-	920,345
Colombia	67,684	-	-	-	-	-	67,684
Korea	1,125,285	-	-	499,379	-	-	1,624,664
Denmark	2,311,384	-	-	717,800	-	-	3,029,184
Spain	91,959	-	-	214,571	-	-	306,530
United States	846,030	154,879	-	208,510	-	-	1,209,419
France	39,034	153,833	-	-	-	-	192,867
Netherlands	170,000						170,000
Mexico	7,936	-	-	-	-	-	7,936
Paraguay	1,298,815	133,380	-	11,380	-	-	1,443,575
Peru	815						815
Uruguay	305,217	-	-	1,267	-	-	306,484
Other	7,510	-	-	-	-	-	7,510
Corporate securities	63,886,972	898,175	-	374,116	-	-	65,159,263
Shares	2,915,118	-	-	16,314	-	-	2,931,432
Rural product note	1,315,682	-	-	-	-	-	1,315,682
Bank deposit certificates	1,093,465	285,564	-	11,042	-	-	1,390,071
Securitized real estate loans	18,447,785	-	-	-	-	-	18,447,785
Fund quotas	1,560,606	-	-	21	-	-	1,560,627
Credit rights	9,342	-	-	-	-	-	9,342
Fixed income	1,348,939	-	-	21	-	-	1,348,960
Variable income	202,325	-	-	-	-	-	202,325
Debentures	20,810,212	-	-	346,739	-	-	21,156,951
Eurobonds and other	8,690,054	612,611	-	-	-	-	9,302,665
Financial bills	7,496,199	-	-	-	-	-	7,496,199
Promissory notes	1,087,759	-	-	-	-	-	1,087,759
Other	470,092	-	-	-	-	-	470,092
Subtotal - securities	107,296,698	71,803,858	-	4,838,830	7,755,138	-	191,694,524
Trading securities	16,587,343	56,000,471	-	2,382,223	4,523,388	-	79,493,425
Available-for-sale securities	61,110,961	10,406,202	-	2,456,604	3,231,750	-	77,205,517
Held-to-maturity securities	29,598,394	5,397,185	-	3	-	-	34,995,582
Derivative financial instruments	-	-	-	-	-	20,693,194	20,693,194
Total securities and derivative financial instruments (assets)	107,296,698	71,803,858	-	4,838,830	7,755,138	20,693,194	212,387,718
Total securities and derivative financial instruments (assets) - 06/30/2014	108,813,454	51,344,501	6,072	2,622,174	11,248,985	12,206,466	186,241,652

(*) Represent securities deposited with Contingent Liabilities (Note 11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	06/30/2015										06/30/2014
		Adjustment to
		market value	Market							Over 720	Market
	Cost	(in results)	value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	value
Government securities - domestic	74,965,293	(229,311)	74,735,982	93.9	4,206,894	9,350,024	3,843,179	7,067,673	8,733,025	41,535,187	74,373,301
Financial treasury bills	17,690,212	382	17,690,594	22.1	-	9,343,589	-	-	1,840,447	6,506,558	24,485,065
National treasury bills	25,456,362	(53,558)	25,402,804	32.0	3,834,254	-	3,760,708	6,804,737	2,604,291	8,398,814	18,431,870
National treasury notes	27,386,239	(214,105)	27,172,134	34.2	3,267	4,958	7,401	12,108	4,073,749	23,070,651	30,222,096
National treasury/securitization	5,732	(267)	5,465	0.0	121	1,477	1,087	234	1,663	883	-
Brazilian external debt bonds	4,426,748	38,237	4,464,985	5.6	369,252	-	73,983	250,594	212,875	3,558,281	8,263
Investments in non-exclusive funds	-	-	-	0.0	-	-	-	-	-	-	1,226,007
Government securities - abroad	1,196,449	44,255	1,240,704	1.6	244,841	430,912	165,053	151,647	182,557	65,694	1,186,366
Germany	-	-	-	0.0	-	-	-	-	-	-	159,677
Argentina	803,928	43,727	847,655	1.1	111,415	430,515	165,037	67,390	69,819	3,479	270,624
Belgium	115,091	(3,804)	111,287	0.1	-	-	-	-	111,287	-	99,284
Chile	1,127	(24)	1,103	0.0	-	-	-	-	-	1,103	134,243
Colombia	63,170	4,514	67,684	0.1	-	-	16	15,994	696	50,978	213,397
United States	68,250	13	68,263	0.1	-	-	-	68,263		-	114,126
Mexico	8,088	(152)	7,936	0.0	-	-	-	-	755	7,181	116,518
Paraguay	133,380	-	133,380	0.2	133,380	-	-	-	-	-	77,823
Peru	827	(12)	815	0.0	-	-	-	-	-	815	-
Uruguay	2,578	(7)	2,571	0.0	46	397	-	-	-	2,128	668
Other	10	-	10	0.0	-	-	-	-	-	10	6
Corporate securities	3,456,954	59,785	3,516,739	4.5	2,144,413	66,932	58,553	25,633	503,903	717,305	4,638,014
Shares	1,858,125	(9,139)	1,848,986	2.4	1,848,986	-	-	-	-	-	2,185,830
Bank deposit certificates	18,439	209	18,648	0.0	5,373	4,235	3,508	3,865	1,667	-	6,004
Securitized real estate loans	-	-	-	0.0	-	-	-	-	-	-	1,303
Fund quotas	311,521	(21,505)	290,016	0.4	290,016	-	-	-	-	-	294,158
Fixed income	169,340	(25,709)	143,631	0.2	143,631	-	-	-	-	-	131,406
Variable income	142,181	4,204	146,385	0.2	146,385	-	-	-	-	-	162,752
Debentures	405,102	72,338	477,440	0.6	38	-	-	1,022	16,363	460,017	703,592
Eurobonds and other	862,700	17,888	880,588	1.1	-	62,697	55,045	20,746	485,873	256,227	1,151,903
Financial bills			-	0.0							20,088
Other	1,067	(6)	1,061	0.0	-	-	-	-	-	1,061	275,136
Total	79,618,696	(125,271)	79,493,425	100.0	6,596,148	9,847,868	4,066,785	7,244,953	9,419,485	42,318,186	80,197,681
% per maturity term					8.3	12.4	5.1	9.1	11.8	53.2
Total - 06/30/2014	79,892,746	304,935	80,197,681	100.0	4,757,480	9,990,512	1,860,611	9,510,347	11,117,641	42,961,090
% per maturity term					5.8	12.5	2.3	11.9	13.9	53.6

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	06/30/2015										06/30/2014
		Adjustments to
		market value (in
		stockholders'								Over 720
	Cost	equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
Government securities - domestic	23,220,220	(544,175)	22,676,045	29.4	76	160,406	114	179	3,286,796	19,228,474	20,698,917
Financial treasury bills	2,294,301	(127)	2,294,174	3.0	-	160,333	-	-	1,720,475	413,366	454,019
National treasury bills	824,815	(7,904)	816,911	1.1	-	-	-	-	-	816,911	4,087,192
National treasury notes	6,722,961	(203,475)	6,519,486	8.4	76	73	114	179	104,795	6,414,249	6,983,559
National treasury/securitization	241,790	(3,017)	238,773	0.3	-	-	-	-	-	238,773	257,468
Brazilian external debt bonds	13,136,353	(329,652)	12,806,701	16.6	-	-	-	-	1,461,526	11,345,175	8,916,679
Government securities - abroad	9,059,413	(65,181)	8,994,232	11.6	255,477	1,131,046	962,396	3,099,853	2,742,323	803,137	10,100,000
Argentina	809	1	810	0.0	-	810	-	-	-	-	-
Belgium	-	-	-	0.0	-	-	-	-	-	-	47,445
Chile	915,878	3,364	919,242	1.2	65,328	754,910	82,817	9,812	6,375		951,235
Korea	1,624,664	-	1,624,664	2.1	-	-	-	975,863	648,801	-	2,910,110
Denmark	3,029,184	-	3,029,184	3.9	-	-	483,834	1,161,652	1,383,698	-	3,408,690
Spain	306,530	-	306,530	0.4	-	-	-	306,530	-	-	783,780
United States	1,139,363	1,793	1,141,156	1.5	-	208,510	-	202,154	281,407	449,085	518,201
France	191,237	1,630	192,867	0.2	-	-	35,630	-	-	157,237	125,024
Netherlands	167,575	2,425	170,000	0.2	-	-	-	-	97,005	72,995	121,092
Italy	-	-	-	0.0	-	-	-	-	-	-	102,079
Paraguay	1,381,923	(71,728)	1,310,195	1.7	11,380	156,978	346,687	441,789	286,634	66,727	803,301
Uruguay	293,987	(1,887)	292,100	0.4	178,769	9,838	13,428	2,053	31,078	56,934	323,234
Other	8,263	(779)	7,484	0.0	-	-	-	-	7,325	159	5,809
Corporate securities	45,446,206	89,034	45,535,240	59.0	4,111,238	2,159,192	3,846,316	3,220,601	10,592,818	21,605,075	37,470,595
Shares	1,168,227	(85,781)	1,082,446	1.4	1,082,446	-	-	-	-	-	761,258
Rural product note	1,329,443	(13,761)	1,315,682	1.7	112,878	328,024	84,653	216,066	288,848	285,213	1,063,621
Bank deposit certificate	1,370,916	503	1,371,419	1.8	397,010	115,831	38,595	819,983	-	-	431,977
Securitized real estate loans	2,320,858	32,461	2,353,319	3.0	14,060	-	-	-	53,965	2,285,294	2,785,071
Fund quotas	1,305,424	(34,813)	1,270,611	1.6	1,270,611	-	-	-	-	-	162,946
Fixed income	1,247,176	(41,847)	1,205,329	1.6	1,205,329	-	-	-	-	-	15,016
Credit rights	9,342	-	9,342	0.0	9,342	-	-	-	-	-	93,949
Variable income	48,906	7,034	55,940	0.1	55,940	-	-	-	-	-	53,981
Debentures	20,543,373	136,138	20,679,511	26.8	588,166	846,262	796,982	1,026,588	1,788,270	15,633,243	18,316,463
Eurobonds and other	8,365,396	43,867	8,409,263	10.9	457,380	500,252	1,403,873	598,860	2,319,262	3,129,636	5,115,314
Financial bills	7,553,357	(57,158)	7,496,199	9.7	45,905	339,552	734,405	335,273	5,985,098	55,966	7,042,268
Promissory notes	1,086,613	1,146	1,087,759	1.4	142,782	21,990	733,559	189,428	-	-	1,385,711
Other	402,599	66,432	469,031	0.6	-	7,281	54,249	34,403	157,375	215,723	405,966
Total	77,725,839	(520,322)	77,205,517	100.0	4,366,791	3,450,644	4,808,826	6,320,633	16,621,937	41,636,686	68,269,512
% per maturity term					5.7	4.5	6.2	8.2	21.5	53.9
Total - 06/30/2014	68,721,829	(452,317)	68,269,512	100.0	5,404,021	1,975,401	5,916,602	9,359,292	7,035,782	38,578,414
% per maturity term					7.9	2.9	8.7	13.7	10.3	56.5

	06/30/2015	06/30/2014
Adjustments to market value (in stockholders' equity) of available-for-sale securities	(520,322)	(452,317)
Adjustments of securities reclassified to the held-to-maturity category	(682,425)	(660,908)
Minority interest in subsidiaries	(72,835)	33,782
Accounting adjustment - hedge - Circular No. 3,082	1,284,356	(181,764)
Liabilities of post-employment benefits	(161,104)	(349,975)
Deferred taxes	(8,910)	534,245
Asset valuation adjustments	(161,240)	(1,076,937)

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at June 30, 2015, not considered in results, is an impairment loss of R$ 682,425 (R$ 660,908 at 06/30/2014) relating to the market adjustment of the reclassified securities. Securities classified under this type, if stated at market value, would present a negative adjustment at June 30, 2015 of R$ 594,006 (positive adjustment of R$ 311,181 at 06/30/2014).

	06/30/2015								06/30/2014
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
Government securities - domestic	18,876,469	54.0	-	-	-	-	929,845	17,946,624	14,868,965
National treasury bills	6,983,943	20.0	-	-	-	-	84,352	6,899,591	6,224,075
Brazilian external debt bonds	11,892,526	34.0	-	-	-	-	845,493	11,047,033	8,644,890
Government securities - abroad	11,829	0.0	-	-	-	-	-	11,829	21,357
Uruguay	11,813	0.0	-	-	-	-	-	11,813	21,346
Other	16	0.0	-	-	-	-	-	16	11
Corporate securities	16,107,284	46.0	66,998	532,585	118,894	214,418	1,150,214	14,024,175	10,677,671
Bank deposit certificate	4	0.0	4	-	-	-	-	-	2
Securitized real estate loans	16,094,466	46.0	66,994	532,585	118,894	214,418	1,150,214	14,011,361	10,677,211
Eurobonds and other	12,814	0.0	-	-	-	-	-	12,814	458
Total	34,995,582	100.0	66,998	532,585	118,894	214,418	2,080,059	31,982,628	25,567,993
% per maturity term			0.2	1.5	0.3	0.6	5.9	91.4
Total - 06/30/2014	25,567,993	100.0	98,928	380,971	211,838	268,262	556,322	24,051,672
% per maturity term			0.4	1.5	0.8	1.0	2.2	94.1

f)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2001, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected event, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

g) Derivative financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING PRUDENTIAL and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at June 30, 2015, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically valued like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 3,075,259 (R$ 1,622,125 at 06/30/2014) and was basically composed of government securities.

I - Derivatives by index

			Balance sheet account	Adjustment to market value
	Memorandum account /		receivable / (received)	(in results / stockholders'
	Notional amount		(payable) paid	equity)	Market value
	06/30/2015	06/30/2014	06/30/2015	06/30/2015	06/30/2015	06/30/2014
Futures contracts	441,475,190	428,820,179	(108,713)	127,057	18,344	213,663
Purchase commitments	124,575,311	146,769,450	(198,814)	160,059	(38,755)	315,945
Foreign currency	43,727,823	12,613,707	(70,370)	161,508	91,138	215,512
Interbank market	28,709,619	110,523,597	34,825	(65)	34,760	(13,218)
Indexes	48,933,755	21,449,583	(161,746)	(1,384)	(163,130)	114,329
Securities	2,951,986	2,152,269	880	-	880	(34)
Commodities	252,128	30,294	(2,403)	-	(2,403)	(644)
Commitments to sell	316,899,879	282,050,729	90,101	(33,002)	57,099	(102,282)
Foreign currency	106,799,146	108,959,189	12,539	(32,573)	(20,034)	(42,862)
Interbank market	137,279,023	126,107,607	(103,772)	(95)	(103,867)	32,133
Fixed rates	-	74,445	-	-	-	372
Indexes	68,910,420	35,973,641	181,398	(334)	181,064	(92,733)
Securities	3,589,424	10,451,076	(86)	-	(86)	836
Commodities	318,671	484,771	25	-	25	(28)
Other	3,195	-	(3)	-	(3)	-
Swap contracts			(7,020,822)	465,531	(6,555,291)	(2,410,483)
Asset position	265,447,698	347,576,178	4,108,167	1,289,571	5,397,738	4,443,073
Foreign currency	12,152,983	11,881,596	1,956,044	80,758	2,036,802	652,639
Interbank market	54,390,319	71,206,733	268,259	483,558	751,817	1,197,524
Fixed rates	79,231,982	63,326,307	1,163,819	399,953	1,563,772	1,543,609
Floating rate	4,792,048	117,928,643	223,135	104,801	327,936	75,319
Indexes	114,851,423	83,214,883	496,638	220,072	716,710	971,991
Securities	19,872	12,885	-	-	-	1,462
Other	9,071	5,131	272	429	701	529
Liability position	272,468,520	350,560,558	(11,128,989)	(824,040)	(11,953,029)	(6,853,556)
Foreign currency	26,452,439	21,924,300	(3,471,994)	(107,773)	(3,579,767)	(727,657)
Interbank market	35,854,568	50,047,640	115,470	(647,466)	(531,996)	(453,851)
Fixed rates	124,466,791	93,689,745	(4,672,671)	139,910	(4,532,761)	(2,881,761)
Floating rate	8,513,237	5,156,492	(117,781)	(180,973)	(298,754)	(52,080)
Indexes	76,920,098	179,433,336	(2,931,998)	(37,077)	(2,969,075)	(2,687,370)
Securities	96,990	90,983	(49,950)	9,363	(40,587)	(48,511)
Commodities	23,647	28,438	-	-	-	(1,042)
Other	140,750	189,624	(65)	(24)	(89)	(1,284)
Option contracts	494,685,545	812,956,666	1,306,253	(340,573)	965,680	888,408
Purchase commitments - long position	115,778,425	202,002,129	1,968,064	432,572	2,400,636	597,451
Foreign currency	48,542,840	27,231,786	1,759,502	49,741	1,809,243	242,369
Interbank market	7,360,842	16,507,819	8,030	3,392	11,422	16,272
Fixed rates	3,413	-	-	22	22	-
Floating rate	9,618	48,499	259	(259)	-	-
Indexes	54,370,224	154,555,336	68,584	7,402	75,986	97,421
Securities	4,800,690	3,006,465	98,177	373,944	472,121	220,987
Commodities	611,890	598,360	27,328	(5,398)	21,930	14,888
Other	78,908	53,864	6,184	3,728	9,912	5,514
Commitments to sell - long position	140,070,240	200,940,173	2,564,495	95,259	2,659,754	1,929,573
Foreign currency	50,357,727	20,634,594	1,060,513	(294,231)	766,282	611,674
Interbank market	13,656,857	16,649,003	11,393	(11,102)	291	41,010
Fixed rates	139,306	25,560	5,451	(244)	5,207	513
Floating rate	-	283,066	-	-	-	381
Indexes	67,191,451	157,719,672	57,220	(16,144)	41,076	54,166
Securities	8,293,154	5,299,330	1,417,686	406,706	1,824,392	1,209,970
Commodities	393,025	320,843	11,942	9,736	21,678	11,522
Other	38,720	8,105	290	538	828	337
Purchase commitments - short position	103,798,939	134,281,190	(1,669,984)	(794,770)	(2,464,754)	(713,760)
Foreign currency	41,320,573	28,507,611	(1,444,574)	(457,316)	(1,901,890)	(390,297)
Interbank market	4,651,144	9,578,651	(7,939)	(7,001)	(14,940)	(10,077)
Fixed rates	89,076	4,846		(476)	(476)	(12)
Indexes	53,308,117	93,344,609	(152,942)	(11,793)	(164,735)	(92,863)
Securities	3,917,853	2,503,089	(44,946)	(309,692)	(354,638)	(196,510)
Commodities	433,268	292,925	(13,399)	(4,763)	(18,162)	(18,487)
Other	78,908	49,459	(6,184)	(3,729)	(9,913)	(5,514)
Commitments to sell - short position	135,037,941	275,733,174	(1,556,322)	(73,634)	(1,629,956)	(924,856)
Foreign currency	45,942,566	17,424,913	(1,059,263)	342,371	(716,892)	(552,956)
Interbank market	7,013,469	15,470,507	(13,892)	13,079	(813)	(54,210)
Fixed rates	14,117	5,506	(475)	(50)	(525)	(78)
Floating rate	-	-	-	-	-	118
Indexes	75,367,397	239,339,101	(212,897)	(12,462)	(225,359)	(109,964)
Securities	6,252,580	3,114,060	(244,645)	(401,762)	(646,407)	(197,194)
Commodities	409,092	370,982	(24,860)	(14,272)	(39,132)	(10,235)
Other	38,720	8,105	(290)	(538)	(828)	(337)
Forward contracts	20,239,799	35,710,704	1,699,993	(3,944)	1,696,049	1,211,118
Purchases receivable	1,298,197	1,681,362	1,289,307	(2,257)	1,287,050	690,393
Foreign currency		920,617		-	-	65,189
Fixed rates	65,602	273,683	65,514	32	65,546	273,565
Floating rate	1,232,595	260,695	1,223,759	(2,289)	1,221,470	261,057
Securities	-	71,902	34	-	34	73,822
Commodities	-	154,465	-	-	-	16,760
Purchases payable	-	9,698,787	(1,289,307)	-	(1,289,307)	(933,914)
Foreign currency	-	9,656,571	-	-	-	(322,522)
Fixed rates	-	-	(65,514)	-	(65,514)	(273,565)
Floating rate	-	-	(1,223,759)	-	(1,223,759)	(261,057)
Securities	-	-	(34)	-	(34)	(71,902)
Commodities	-	42,216	-	-	-	(4,868)
Sales receivable	2,997,248	22,649,213	2,676,763	1,011	2,677,774	2,775,614
Foreign currency	-	11,405,680	-	-	-	444,263
Interbank market	287,009	8,760,864	552	918	1,470	3,505
Fixed rates	385,573	709,232	392,041	-	392,041	715,124
Floating rate	575,080	263,788	584,484	-	584,484	264,283
Indexes	421	689	412	1	413	676
Securities	1,749,145	1,361,295	1,699,254	92	1,699,346	1,337,215
Commodities	20	147,665	20	-	20	10,548
Sales deliverable	15,944,354	1,681,342	(976,770)	(2,698)	(979,468)	(1,320,975)
Foreign currency	-	1,100,029	-	-	-	(65,185)
Interbank market	15,944,354	552,904	-	(2,605)	(2,605)	(7)
Fixed rates	-	-	(392,041)	(938)	(392,979)	(715,123)
Floating rate	-	-	(584,484)	841	(583,643)	(264,283)
Securities	-	(2,434)	(245)	4	(241)	(273,900)
Commodities	-	30,843	-	-	-	(2,477)

			Balance sheet
	Memorandum account/		account receivable / (received) (payable)	Adjustments to market value (in results /
	Notional amount		paid	stockholders’ equity)	Market value
	06/30/2015	06/30/2014	06/30/2015	06/30/2015	06/30/2015	06/30/2014
Credit derivatives	10,717,728	7,955,162	12,017	(49,586)	(37,569)	(4,381)
Asset position	3,945,233	3,630,914	256,035	97,217	353,252	133,231
Foreign currency	2,472,243	-	204,540	52,910	257,450	-
Fixed rate	440,569	2,720,307	50,903	3,370	54,273	115,408
Securities	854,625	676,931	418	33,973	34,391	12,241
Other	177,796	233,676	174	6,964	7,138	5,582
Liability position	6,772,495	4,324,248	(244,018)	(146,803)	(390,821)	(137,612)
Foreign currency	2,556,542	-	(183,352)	(61,837)	(245,189)	-
Fixed rate	1,994,972	3,090,108	(46,102)	(7,652)	(53,754)	(115,133)
Securities	2,095,561	1,213,084	(14,575)	(73,426)	(88,001)	(21,916)
Other	125,420	21,056	11	(3,888)	(3,877)	(563)
Forwards operations	135,363,832	67,960,290	537,248	54,080	591,328	153,746
Asset position	71,551,355	34,873,906	2,554,083	80,677	2,634,760	703,265
Foreign currency	71,190,875	34,822,871	2,521,196	85,435	2,606,631	702,538
Indexes	108,412	29,845	494	-	494	90
Securities	68,623	21,190	4,711	-	4,711	637
Commodities	183,445	-	27,682	(4,758)	22,924	-
Liability position	63,812,477	33,086,384	(2,016,835)	(26,597)	(2,043,432)	(549,519)
Foreign currency	63,464,837	33,085,482	(1,981,600)	(21,876)	(2,003,476)	(549,519)
Indexes	6,989	-	(8)	-	(8)	-
Securities	4,426	902	(50)	-	(50)	-
Commodities	336,225	-	(35,177)	(4,721)	(39,898)	-
Swap with target flow	1,784,566	1,571,046	(361,444)	(31,251)	(392,695)	(97,192)
Asset position - Interbank market	711,561	758,347	-	-	-	-
Liability position	1,073,005	812,699	(361,444)	(31,251)	(392,695)	(97,192)
Foreign currency	1,073,005	761,735	(361,444)	(31,251)	(392,695)	(96,715)
Interbank market	-	50,964	-	-	-	(477)
Target flow of swap - asset position - foreign currency	1,060,027	815,305	18,213	164,861	183,074	45,702
Other derivative financial instruments	13,482,450	6,437,877	141,330	44,466	185,796	288,057
Asset position	12,093,558	4,620,315	2,528,953	551,859	3,080,812	674,501
Foreign currency	7,350,384	646,955	2,232,076	454,206	2,686,282	9,140
Fixed rate	776,705	1,198,996	35,085	3,402	38,487	361,077
Securities	3,817,646	2,747,912	261,822	90,917	352,739	303,440
Other	148,823	26,452	(30)	3,334	3,304	844
Liability position	1,388,892	1,817,562	(2,387,623)	(507,393)	(2,895,016)	(386,444)
Foreign currency	252,618	227,859	(2,327,636)	(487,594)	(2,815,230)	(20,627)
Fixed rate	-	-	-	-	-	(326,059)
Securities	984,984	1,363,625	(59,864)	(15,120)	(74,984)	(35,523)
Other	151,290	226,078	(123)	(4,679)	(4,802)	(4,235)
		Assets	17,855,367	2,837,827	20,693,194	12,206,466
		Liabilities	(21,631,292)	(2,407,186)	(24,038,478)	(11,917,828)
		Total	(3,775,925)	430,641	(3,345,284)	288,638

Derivative contracts mature as follows (in days):

Memorandum account/notional amount	0-30	31 - 180	181 - 365	Over 365	06/30/2015	06/30/2014
Futures	78,000,180	133,983,594	65,752,350	163,739,066	441,475,190	428,820,179
Swaps	4,284,336	30,307,495	31,844,167	194,903,533	261,339,531	344,666,701
Options	198,311,620	224,784,302	51,491,617	20,098,006	494,685,545	812,956,666
Forwards (onshore)	2,985,854	4,449,524	9,451,085	3,353,336	20,239,799	35,710,704
Credit derivatives	-	703,459	1,203,453	8,810,816	10,717,728	7,955,162
Forwards (offshore)	48,405,735	58,906,115	21,120,182	6,931,800	135,363,832	67,960,290
Swaps with target flow	-	117,351	5,006	589,204	711,561	758,347
Target flow of swap	-	173,435	7,477	879,115	1,060,027	815,305
Other derivative financial instruments	711,758	2,079,407	1,137,956	9,553,329	13,482,450	6,437,877

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	06/30/2015										06/30/2014
		Adjustments to
		market value (in
		results /								Over 720
	Cost	stockholders' equity)	Market value	%	0-30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
Asset
Futures - BM&F Bovespa	(108,713)	127,057	18,344	0.1	159,514	(68,282)	(18,840)	25,786	(6,321)	(73,513)	213,663
Swaps - adjustment receivable	4,108,167	1,289,571	5,397,738	26.0	97,129	157,903	116,291	286,729	1,595,387	3,144,299	4,443,073
BM&FBOVESPA	483,590	(82,563)	401,027	1.9	13,196	31,215	14,009	37,726	107,606	197,275	254,726
Financial institutions	698,261	580,682	1,278,943	6.2	3,460	39,312	24,754	106,393	397,098	707,926	1,071,167
Companies	2,880,795	645,799	3,526,594	17.0	72,739	72,922	68,128	178,635	986,977	2,147,193	2,790,630
Individuals	45,521	145,653	191,174	0.9	7,734	14,454	9,400	(36,025)	103,706	91,905	326,550
Option premiums	4,532,559	527,831	5,060,390	24.5	1,756,695	766,449	575,009	1,119,422	334,484	508,331	2,527,024
BM&FBOVESPA	2,886,560	(426,880)	2,459,680	11.9	1,432,249	158,803	232,046	624,482	6,051	6,049	1,399,681
Financial institutions	1,281,473	456,668	1,738,141	8.4	268,976	510,938	272,444	349,366	162,444	173,973	851,394
Companies	364,104	497,969	862,073	4.2	55,470	96,708	70,509	145,207	165,870	328,309	275,876
Individuals	422	74	496	0.0	-	-	10	367	119	-	73
Forwards (onshore)	3,966,070	(1,246)	3,964,824	19.2	2,702,791	611,029	626,889	23,831	240	44	3,466,007
BM&FBOVESPA	1,699,994	1,009	1,701,003	8.2	438,970	611,029	626,889	23,831	240	44	1,062,981
Financial institutions	778,916	(1,291)	777,625	3.8	777,625	-	-	-	-	-	173,036
Companies	1,487,160	(964)	1,486,196	7.2	1,486,196	-	-	-	-	-	2,229,193
Individuals	-	-		0.0	-	-	-	-	-	-	797
Credit derivatives	256,035	97,217	353,252	1.7	-	409	3,464	1,810	9,921	337,648	133,231
BM&FBOVESPA	-	-	-	0.0	-	-	-	-	-	-	133,231
Financial institutions	256,035	97,217	353,252	1.7	-	409	3,464	1,810	9,921	337,648	-
Forwards (offshore)	2,554,083	80,677	2,634,760	12.8	396,049	676,617	590,146	643,844	125,889	202,215	703,265
Financial institutions	1,412,837	30,051	1,442,888	7.0	233,500	453,054	251,405	434,643	23,932	46,354	398,572
Companies	1,138,909	50,991	1,189,900	5.8	162,315	222,237	338,351	209,179	101,957	155,861	291,653
Individuals	2,337	(365)	1,972	0.0	234	1,326	390	22	-	-	13,040
Swaps with target flow - companies	18,213	164,861	183,074	0.9	-	17,702	-	821	64,824	99,727	45,702
Other derivative financial instruments	2,528,953	551,859	3,080,812	14.8	694,025	2,857	1,063,084	40,572	221,219	1,059,055	674,501
Financial institutions	2,206,909	421,417	2,628,326	12.6	692,767	29	1,052,709	-	12,127	870,694	425,466
Companies	322,044	130,442	452,486	2.2	1,258	2,828	10,375	40,572	209,092	188,361	249,035
Total	17,855,367	2,837,827	20,693,194	100.0	5,806,203	2,164,684	2,956,043	2,142,815	2,345,643	5,277,806	12,206,466
% per maturity term					28.1	10.5	14.3	10.4	11.3	25.5
Total - 06/30/2014	10,334,804	1,871,662	12,206,466	100.0	2,768,664	1,670,110	1,011,645	2,610,737	762,048	3,383,262
% per maturity term					22.7	13.7	8.3	21.4	6.2	27.7

	06/30/2015										06/30/2014
		Adjustments to market
		value (in results /								Over 720
	Cost	stockholders' equity)	Market value	%	0 - 30	31 - 90	91 -180	181 - 365	366 - 720	days	Market value
Liabilities
Swaps - difference payable	(11,128,989)	(824,040)	(11,953,029)	49.7	(260,357)	(325,995)	(748,084)	(579,493)	(1,720,303)	(8,318,797)	(6,853,556)
BM&FBOVESPA	(665,870)	(422,661)	(1,088,531)	4.5	(2,666)	(75,892)	(15,055)	(41,897)	(386,894)	(566,127)	(448,732)
Financial institutions	(1,414,080)	(509,379)	(1,923,459)	8.0	(7,806)	(61,582)	(130,625)	(181,843)	(177,869)	(1,363,734)	(1,010,351)
Companies	(3,908,675)	12,489	(3,896,186)	16.2	(244,964)	(179,576)	(587,153)	(317,227)	(707,956)	(1,859,310)	(2,460,219)
Individuals	(5,140,364)	95,511	(5,044,853)	21.0	(4,921)	(8,945)	(15,251)	(38,526)	(447,584)	(4,529,626)	(2,934,254)
Option premiums	(3,226,306)	(868,404)	(4,094,710)	17.0	(505,273)	(882,470)	(819,600)	(962,414)	(402,127)	(522,826)	(1,638,616)
BM&FBOVESPA	(1,433,839)	134,275	(1,299,564)	5.4	(169,811)	(146,439)	(502,671)	(465,962)	(8,208)	(6,473)	(440,507)
Financial institutions	(1,663,373)	(598,671)	(2,262,044)	9.4	(321,646)	(658,622)	(292,950)	(393,091)	(249,099)	(346,636)	(903,382)
Companies	(125,870)	(404,421)	(530,291)	2.2	(13,816)	(76,955)	(23,943)	(101,538)	(144,322)	(169,717)	(294,432)
Individuals	(3,224)	413	(2,811)	0.0	-	(454)	(36)	(1,823)	(498)	-	(295)
Forwards (onshore)	(2,266,077)	(2,698)	(2,268,775)	9.4	(2,266,170)	-	(180)	(1,526)	(899)	-	(2,254,889)
BM&FBOVESPA	-	(2,605)	(2,605)	0.0	-	-	(180)	(1,526)	(899)	-	(7)
Financial institutions	(778,916)	(178)	(779,094)	3.2	(779,094)	-	-	-	-	-	(256,349)
Companies	(1,487,161)	85	(1,487,076)	6.2	(1,487,076)	-	-	-	-	-	(1,998,533)
Credit derivatives	(244,018)	(146,803)	(390,821)	1.7	-	(17,209)	(1,871)	(18,698)	(5,303)	(347,740)	(137,612)
Financial institutions	(229,030)	(146,810)	(375,840)	1.6	-	(2,228)	(1,871)	(18,698)	(5,303)	(347,740)	(127,014)
Companies	(14,988)	7	(14,981)	0.1		(14,981)	-	-	-		(10,598)
Forwards (offshore)	(2,016,835)	(26,597)	(2,043,432)	8.5	(482,374)	(538,194)	(414,600)	(380,655)	(140,042)	(87,567)	(549,519)
Financial institutions	(845,669)	879	(844,790)	3.5	(300,074)	(263,750)	(130,317)	(103,667)	(19,622)	(27,360)	(454,549)
Companies	(1,167,343)	(27,241)	(1,194,584)	5.0	(181,377)	(272,470)	(283,168)	(276,942)	(120,420)	(60,207)	(94,858)
Individuals	(3,823)	(235)	(4,058)	0.0	(923)	(1,974)	(1,115)	(46)			(112)
Swaps with target flow - Companies	(361,444)	(31,251)	(392,695)	1.6	-	(59,215)	-	(2,527)	-	(330,953)	(97,192)
Other derivative financial instruments	(2,387,623)	(507,393)	(2,895,016)	12.1	(696,413)	(578)	(1,174,988)	(3,362)	(18,747)	(1,000,928)	(386,444)
Financial institutions	(2,247,586)	(4,114)	(2,251,700)	9.4	(695,656)	-	(1,173,889)	-	(12,200)	(369,955)	(326,060)
Companies	(140,037)	(503,279)	(643,316)	2.7	(757)	(578)	(1,099)	(3,362)	(6,547)	(630,973)	(60,384)
Total	(21,631,292)	(2,407,186)	(24,038,478)	100.0	(4,210,587)	(1,823,661)	(3,159,323)	(1,948,675)	(2,287,421)	(10,608,811)	(11,917,828)
% per maturity term					17.5	7.6	13.1	8.1	9.5	44.1
Total - 06/30/2014	(10,956,036)	(961,792)	(11,917,828)	100.0	(2,280,089)	(1,011,717)	(618,141)	(1,531,748)	(680,245)	(5,795,888)
% per maturity term					19.1	8.5	5.2	12.9	5.7	48.6

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2015
									Other derivative
				Forwards		Forwards	Swap with	Target flow of	financial
	Futures	Swaps	Options	(onshore)	Credit derivatives	(offshore)	target flow	swap	instruments
BM&FBOVESPA	295,773,880	26,345,703	351,019,904	17,980,950	-	-	-	-	-
Overt-the-counter market	145,701,310	234,993,828	143,665,641	2,258,849	10,717,728	135,363,832	711,561	1,060,027	13,482,450
Financial institutions	142,170,294	103,606,451	124,070,473	788,168	10,702,740	95,379,851	-	-	5,258,707
Companies	3,531,016	62,987,209	19,481,316	1,470,681	14,988	39,808,025	711,561	1,060,027	8,223,743
Individuals	-	68,400,168	113,852	-	-	175,956	-	-	-
Total	441,475,190	261,339,531	494,685,545	20,239,799	10,717,728	135,363,832	711,561	1,060,027	13,482,450
Total — 06/30/2014	428,820,179	344,666,701	812,956,666	35,710,704	7,955,162	67,960,290	758,347	815,305	6,437,877

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and their effect on calculation of Required Referential Equity.

	06/30/2015			06/30/2014
		Notional amount of credit			Notional amount of credit
	Notional amount of	protection purchased with		Notional amount of	protection purchased with
	credit protection sold	identical underlying amount	Net position	credit protection sold	identical underlying amount	Net position
Credit swaps	(7,587,222)	3,115,518	(4,471,704)	(5,141,156)	1,428,786	(3,712,370)
Total return rate swaps	(14,988)	-	(14,988)	(1,385,220)	-	(1,385,220)
Total	(7,602,210)	3,115,518	(4,486,692)	(6,526,376)	1,428,786	(5,097,590)

The effect on the referential equity (Note 3) was R$ 406,171 (R$ 233,723 at 06/30/2014).

During the period, there was no occurrence of a credit event as defined in the agreements.

V - Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

I)	Cash flow - the purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING PRUDENTIAL is to protect the cash flows of the payment of debt interest (CDB / Redeemable preferred shares) and the future foreign exchange rate, (anticipated transactions) related to its variable interest rate risk (CDI / LIBOR), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR and foreign exchange rate.

	06/30/2015			06/30/2014
	Hedge Instrument		Hedge assets	Hedge Instrument		Hedge assets
		Adjustment to			Adjustment to
Strategies	Nominal value	market value (*)	Book value	Nominal value	market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	56,996,512	1,357,305	59,085,997	84,605,351	(205,112)	84,400,239
Hedge of preferred shares	-	-	-	865,741	36,976	902,717
Hedge of syndicated loan	6,515,460	(72,949)	6,515,460	-	-	-
Hedge of highly probable anticipated transaction	-	-	-	68,086	(13,628)	54,458
Total	63,511,972	1,284,356	65,601,457	85,539,178	(181,764)	85,357,414

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ 510,805 (R$ (120,365) at 06/30/2014).

ITAÚ UNIBANCO HOLDING CONSOLIDATED entered into Futures DDI contracts on BM&FBOVESPA maturing during 2014 to protect the future cash flows of highly probable anticipated transactions, arising from future contractual agreements in foreign currency against the exposure to future foreign exchange rates. During the second quarter of 2015, the cash flow of these contracts was realized, and, accordingly, these Asset Valuation Adjustments were reclassified and included in the initial cost of assets related to the Hedge of Highly Probable Anticipated Transaction.

To protect the future cash flows of debt against exposure to variable interest rates (CDI / LIBOR), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI Futures agreements on BM&FBOVESPA with maturities between 2014 and 2018, Interest rate swap maturing in 2015 and Euro Dollar Futures on the Chicago Stock Exchange maturing between 2015 and 2017.

II)	Market risk The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING PRUDENTIAL consists of hedging the exposure to variation in market risk, in interest receipt, which are attributable to changes in interest rates related to recognized assets.

	06/30/2015				06/30/2014
	Hedge instrument		Hedge assets		Hedge instrument		Hedge assets
		Adjustment to		Adjustment to		Adjustment to		Adjustment to
Strategies	Nominal value	market value (*)	Book value	market value (*)	Nominal value	market value (*)	Book value	market value (*)
Hedge of loans	3,415,628	66,209	3,415,628	65,953	1,910,249	(57,432)	1,910,249	56,797
Hedge of structured funding	620,520	390	620,520	462	440,500	183	440,500	(170)
Total	4,036,148	66,599	4,036,148	66,415	2,350,749	(57,249)	2,350,749	56,627

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To hedge the variation in market risk in interest receipt, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses interest rate swap contracts. Hedge assets are related to fixed-rate assets expressed in unidad de fomento (CLF) and denominated in euros, issued by subsidiaries in Chile and London, respectively and with maturities between 2016 and 2030.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

III)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

	06/30/2015					06/30/2014
	Hedge of deposits and		Hedge of
	securities purchased under		structured	Hedge of
Maturity term	agreements to resell	Hedge of loans	funding	syndicated loan	Total	Total
2014	-	-			-	41,079,727
2015	1,752,245	-	-	-	1,752,245	14,485,003
2016	10,150,963	276,628	620,520	-	11,048,111	8,585,665
2017	20,389,600	224,760	-	6,515,460	27,129,820	11,346,601
2018	22,162,000	427,719	-	-	22,589,719	10,995,327
2019	2,053,263	713,598	-	-	2,766,861	341,677
2020	173,975	75,600	-	-	249,575	35,260
2021	314,466	-	-	-	314,466	-
2022	-	185,561	-	-	185,561	167,694
2023	-	177,924	-	-	177,924	159,079
2025	-	45,385	-	-	45,385	39,376
2027	-	164,749	-	-	164,749	140,317
2028	-	501,313	-	-	501,313	424,330
2029	-	404,107	-	-	404,107	89,871
2030	-	218,284	-	-	218,284	-
Total	56,996,512	3,415,628	620,520	6,515,460	67,548,120	87,889,927

h)	Changes in adjustment to unrealized (*) market value for the period

	01/01 to	01/01 to
	06/30/2015	06/30/2014
Opening balance	(312,891)	(1,969,702)
Adjustments with impact on:
Results	205,731	1,464,962
Trading securities	178,749	1,152,785
Derivative financial instruments	26,982	312,177
Stockholders' equity	1,176,564	1,048,488
Available-for-sale	51,480	1,462,942
Accounting hedge — derivative financial instruments	1,125,084	(414,454)
Futures	1,190,958	(429,588)
Swap	(65,874)	15,134

Closing balance	1,069,404	543,748
Adjustment to market value	1,069,404	543,748
Trading securities	(125,271)	304,935
Available-for-sale securities	(520,322)	(452,317)
Derivative financial instruments	1,714,997	691,130
Trading securities	430,641	872,894
Accounting hedge	1,284,356	(181,764)
Futures	1,284,356	(218,740)
Swap	-	36,976

(*) The term unrealized in the context of Circular n°. 3.068 of 11/08/2001, of the Central Bank means not converted into cash.

i)	Realized gain of securities portfolio and derivatives financial instruments

	01/01 to	01/01 to
	06/30/2015	06/30/2014
Gain (loss) — trading securities	(510,053)	(230,444)
Gain (loss) — available-for-sale securities	(676,299)	(126,001)
Gain (loss) — derivatives	(245,519)	(240,443)
Gain (loss) — foreign exchange variation on investments abroad	6,780,719	(1,786,326)
Total	5,348,848	(2,383,214)

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING PRUDENTIAL exposure under exceptional scenarios.

The sensitivity analyses of the non-trading and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Trading portfolio	Exposures	06/30/2015 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(901)	(295,786)	(582,344)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	139	(1,064)	(1,634)
Foreign Exchange Rates	Prices of Foreign Currencies	(6,521)	261,547	835,720
Price Index Linked	Interest of Inflation coupon	(115)	(17,798)	(34,565)
TR	TR Linked Interest Rates	(0)	(7)	(13)
Equities	Prices of Equities	130	(18,906)	(54,752)
TOTAL		(7,268)	(72,015)	162,412

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	06/30/2015 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(4,472)	(1,465,507)	(2,813,366)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	556	(1,652)	173
Foreign Exchange Rates	Prices of Foreign Currencies	(8,755)	371,740	1,153,575
Price Index Linked	Interest of Inflation coupon	(2,779)	(379,398)	(689,080)
TR	TR Linked Interest Rates	860	(228,677)	(491,667)
Equities	Prices of Equities	1,141	(43,781)	(104,453)
TOTAL		(13,450)	(1,747,274)	(2,944,817)
(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Shocks of 1 base point in interest rates and associated indexes, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING PRUDENTIAL are shown in the item Derivative financial instruments in this note.

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	06/30/2015										06/30/2014
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	225,871,535	80,693,703	32,320,091	13,547,525	11,110,573	3,285,129	2,492,783	3,425,274	9,408,100	382,154,713	342,903,167
Loans and discounted trade receivables	83,622,789	69,933,708	25,627,772	10,040,066	8,614,158	2,551,979	2,203,608	3,111,621	8,277,032	213,982,733	185,925,400
Financing	86,806,131	9,236,327	5,080,140	2,811,732	2,134,262	594,165	241,558	280,014	1,036,637	108,220,966	106,613,451
Farming and agribusiness financing	6,065,966	893,309	461,723	203,014	33,455	60,699	1,609	1,125	30,507	7,751,407	7,142,887
Real estate financing	49,376,649	630,359	1,150,456	492,713	328,698	78,286	46,008	32,514	63,924	52,199,607	43,221,429
Lease operations	3,411,391	738,326	622,619	282,153	120,480	47,673	21,019	34,057	131,904	5,409,622	7,947,651
Credit card operations	199,382	45,421,496	4,239,305	1,806,371	998,822	542,602	585,236	464,197	2,504,876	56,762,287	53,472,568
Advance on exchange contracts (1)	2,424,008	377,992	319,956	158,724	27,696	23,619	7,684	938	94,544	3,435,161	4,286,956
Other sundry receivables (2)	1,151,530	3,321,511	804	10,826	314	17	82,887	11,641	937,199	5,516,729	2,396,042
Total operations with credit granting characteristics	233,057,846	130,553,028	37,502,775	15,805,599	12,257,885	3,899,040	3,189,609	3,936,107	13,076,623	453,278,512	411,006,385
Endorsements and sureties (3)	-	-	-	-	-	-	-	-	-	74,310,356	72,737,996
Total with endorsements and sureties	233,057,846	130,553,028	37,502,775	15,805,599	12,257,885	3,899,040	3,189,609	3,936,107	13,076,623	527,588,868	483,744,381
Total - 06/30/2014	212,186,153	116,550,874	34,948,755	16,469,762	9,154,090	3,898,887	2,948,682	3,470,183	11,378,999	411,006,385

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities - Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties paid;

(3) Recorded in Memorandum Accounts.

II – By maturity and risk level

	06/30/2015										06/30/2014
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,336,695	2,201,982	1,975,393	1,421,137	1,080,221	1,146,239	3,362,964	13,524,631	13,711,907
01 to 30	-	-	121,489	125,275	170,359	60,144	49,703	69,000	181,195	777,165	712,216
31 to 60	-	-	91,522	101,597	71,538	46,100	37,224	41,031	136,018	525,030	597,104
61 to 90	-	-	90,808	103,766	70,522	47,792	42,626	42,227	135,357	533,098	566,938
91 to 180	-	-	241,899	277,660	244,438	126,249	104,386	118,968	387,286	1,500,886	1,674,887
181 to 365	-	-	378,712	463,365	369,909	232,412	196,831	225,357	677,275	2,543,861	3,094,906
Over 365	-	-	1,412,265	1,130,319	1,048,627	908,440	649,451	649,656	1,845,833	7,644,591	7,065,856
Overdue installments	-	-	836,891	930,308	1,412,421	858,647	1,133,513	1,246,501	6,820,322	13,238,603	10,179,459
01 to 14	-	-	6,117	58,936	35,726	25,097	20,215	22,425	67,570	236,086	290,786
15 to 30	-	-	812,306	151,512	479,021	68,996	69,334	60,508	171,575	1,813,252	1,089,454
31 to 60	-	-	18,468	691,220	205,524	129,701	162,179	103,302	351,029	1,661,423	1,329,417
61 to 90	-	-	-	18,043	655,492	131,651	140,724	202,892	432,247	1,581,049	1,267,306
91 to 180	-	-	-	10,597	36,658	492,768	720,237	829,093	1,970,129	4,059,482	2,906,284
181 to 365	-	-	-	-	-	10,434	20,824	28,281	3,751,705	3,811,244	3,203,302
Over 365	-	-	-	-	-	-	-	-	76,067	76,067	92,910
Subtotal	-	-	3,173,586	3,132,290	3,387,814	2,279,784	2,213,734	2,392,740	10,183,286	26,763,234	23,891,366
Specific allowance	-	-	(31,736)	(93,969)	(338,781)	(683,935)	(1,106,867)	(1,674,918)	(10,183,286)	(14,113,492)	(12,668,103)
Subtotal - 06/30/2014	-	-	2,704,714	3,286,077	2,636,743	1,843,360	2,088,295	2,168,443	9,163,734	23,891,366

	Non-overdue operations
Falling due installments	232,712,356	129,535,646	33,973,714	12,437,940	6,635,139	1,571,886	954,044	1,519,175	2,855,706	422,195,606	384,906,673
01 to 30	17,426,983	29,018,620	5,900,120	3,150,580	1,275,130	245,734	215,841	88,935	419,803	57,741,746	57,022,257
31 to 60	16,331,757	13,064,278	3,495,021	1,064,803	420,997	79,958	43,394	834,892	171,708	35,506,808	32,981,859
61 to 90	10,642,652	9,257,410	2,340,969	833,703	292,980	149,564	28,423	21,714	134,468	23,701,883	21,183,072
91 to 180	21,446,890	16,097,353	4,712,855	1,600,128	490,291	120,360	74,507	52,412	440,277	45,035,073	42,187,126
181 to 365	32,037,489	16,761,637	5,217,411	1,486,021	1,088,255	196,188	120,868	102,185	387,904	57,397,958	53,988,235
Over 365	134,826,585	45,336,348	12,307,338	4,302,705	3,067,486	780,082	471,011	419,037	1,301,546	202,812,138	177,544,124
Overdue up to 14 days	345,490	1,017,382	355,475	235,369	2,234,932	47,370	21,831	24,192	37,631	4,319,672	2,208,346
Subtotal	233,057,846	130,553,028	34,329,189	12,673,309	8,870,071	1,619,256	975,875	1,543,367	2,893,337	426,515,278	387,115,019
Generic allowance	-	(652,765)	(343,292)	(380,199)	(887,007)	(485,777)	(487,938)	(1,080,357)	(2,893,337)	(7,210,672)	(6,237,871)
Subtotal - 06/30/2014	212,186,153	116,550,874	32,244,041	13,183,685	6,517,347	2,055,527	860,387	1,301,740	2,215,265	387,115,019
Grand total	233,057,846	130,553,028	37,502,775	15,805,599	12,257,885	3,899,040	3,189,609	3,936,107	13,076,623	453,278,512	411,006,385
Existing allowance	-	(652,765)	(552,667)	(1,578,979)	(3,676,140)	(1,949,130)	(2,232,407)	(3,935,714)	(13,076,623)	(27,654,425)	(24,122,941)
Minimum allowance required	-	(652,765)	(375,028)	(474,168)	(1,225,789)	(1,169,712)	(1,594,804)	(2,755,275)	(13,076,623)	(21,324,164)	(18,905,974)
Additional allowance (3)	-	-	(177,639)	(1,104,811)	(2,450,351)	(779,418)	(637,603)	(1,180,439)	-	(6,330,261)	(5,216,967)
Grand total - 06/30/2014	212,186,153	116,550,874	34,948,755	16,469,762	9,154,090	3,898,887	2,948,682	3,470,183	11,378,999	411,006,385
Existing allowance	-	(582,754)	(349,488)	(1,471,620)	(2,857,408)	(1,949,054)	(2,063,782)	(3,469,836)	(11,378,999)	(24,122,941)
Minimum allowance required	-	(582,754)	(349,488)	(494,093)	(1,027,505)	(1,169,666)	(1,474,341)	(2,429,128)	(11,378,999)	(18,905,974)
Additional allowance (3)	-	-	-	(977,527)	(1,829,903)	(779,388)	(589,441)	(1,040,708)	-	(5,216,967)

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in bankruptcy process companies.
(2)	The balance of non-accrual operations amounts to R$ 17,887,037 (R$ 16,713,065 at 06/30/2014);
(3)	Allocated to each level of risk in order to explain the additional volume required for alignment to the amount of the expected loss.

III – By business sector

	06/30/2015	%	06/30/2014	%
Public Sector	5,212,629	1.1%	3,803,478	0.9%
Private sector	448,065,883	98.9%	407,202,907	99.1%
Companies	242,843,112	53.6%	223,115,807	54.3%
Individuals	205,222,771	45.3%	184,087,100	44.8%
Grand total	453,278,512	100.0%	411,006,385	100.0%

b)	Credit concentration

	06/30/2015		06/30/2014
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	6,232,939	1.2	4,827,213	1.0
10 largest debtors	34,124,895	6.5	30,752,300	6.4
20 largest debtors	52,899,972	10.0	49,910,989	10.3
50 largest debtors	87,138,232	16.5	82,538,984	17.1
100 largest debtors	117,616,574	22.3	110,951,859	22.9

(*) The amounts include endorsements and sureties.

	06/30/2015		06/30/2014
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	6,393,218	1.0	5,002,519	0.9
10 largest debtors	45,653,548	7.4	38,709,498	7.0
20 largest debtors	73,862,892	11.9	63,405,041	11.4
50 largest debtors	122,578,341	19.8	109,240,452	19.7
100 largest debtors	163,365,088	26.4	146,682,411	26.4

(*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 to	01/01 to
	06/30/2015	06/30/2014
Opening balance	(26,471,445)	(25,928,013)
Net increase for the period	(10,695,495)	(8,455,304)
Transfer of financial assets (Note 8f)	1,027,897	-
Write-Off	8,484,618	10,260,376
Closing balance (1)	(27,654,425)	(24,122,941)
Required by Resolution No. 2,682/99	(21,324,164)	(18,905,974)
Specific allowance (2)	(14,113,492)	(12,668,103)
Generic allowance (3)	(7,210,672)	(6,237,871)
Additional allowance (4)	(6,330,261)	(5,216,967)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (211,900) (R$ (502,186) at 06/30/2014).
(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or in bankruptcy process companies.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution's credit risk management, which also considers the potential losses in revolving credit.

At June 30, 2015, the balance of the allowance in relation to the loan portfolio is equivalent to 6.1% (5.9% at 06/30/2014).

d)	Recovery and renegotiation of credits

I -	Composition of the result of allowance for loan losses

	01/01 to 06/30/2015	01/01 to 06/30/2014
Expenses for allowance for loan losses	(10,695,495)	(8,455,304)
Income from recovery of credits written off as loss	2,138,672	2,260,365
Result of allowance for loan losses (*)	(8,556,823)	(6,194,939)

 (*) The amounts related to the lease portfolio from 01/01 to 06/30/2015 are: Expenses for allowance for loan losses R$ (72,214) (R$ (150,961) from January 1 to June 30,2014) and Income from recovery of credits written off as loss R$ 73,283 (R$ 112,552 from January 1 to June 30, 2014).

II -	Renegotiated loan operations

	06/30/2015			06/30/2014
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Amended Credit Agreements	19,695,286	(6,746,868)	34.3%	16,773,632	(6,944,734)	41.4%
(-) Amended Operations non-overdue (2)	(7,315,609)	1,099,672	15.0%	(4,783,204)	993,331	20.8%
Renegotiated loan operations	12,379,677	(5,647,196)	45.6%	11,990,428	(5,951,403)	49.6%

(1)	The amounts related to the lease portfolio are R$ 156,324 (R$ 452,208 at 06/30/2014).
(2)	Resulting from non-overdue transations or with a delay of less than 30 days, reflex of changes in the original contractual terms.

e)	Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

						01/01 to		01/01 to
	06/30/2015					06/30/2015	06/30/2014	06/30/2014
				Over 365		Income		Income
	0 - 30	31 - 180	181 - 365	Days	Total	(expenses)	Total	(expenses)
Restricted operations on assets
Loan operations	-	-	9,598	218,739	228,337	36,947	238,274	796
Liabilities - restricted operations on assets
Foreign borrowings through securities	-	29,385	451	198,126	227,962	(34,017)	238,184	(770)
Net revenue from restricted operations						2,930		26

At June 30, 2015 and 2014 there were no balances in default.

f)	Operations of sale or transfers and acquisitions of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at June 30, 2015 where the entity significantly retained the related risks and benefits is R$ 195,196 (R$ 256,713 at 06/30/2014), composed of real estate financing of R$ 181,772 (R$ 240,978 at 06/30/2014) and farming financing of R$ 13,424 (R$ 15,735 at 06/30/2014).

II -	Beginning January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out operations for sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred. Therefore, such credits continue to be recorded as credit operations totaling R$ 5,726,575 at June 30, 2015. The operations are composed of: real estate financing in which the amount recorded as assets was R$ 2,905,520 and a fair value of R$ 2,899,111 and the amount recorded as liabilities in the line Other sundry liabilities of R$ 2,904,488 and a fair value of R$ 2,898,079 and working capital operations, which amount recorded in assets is R$ 2,821,055 with fair value of R$ 2,821,055, and the amount recorded in liabilities under Other Liabilities – Sundry of R$ 2,820,987 with fair value of R$ 2,820,987.

Sales or transfers of financial assets without risk and benefit retention totaling R$ 648,203 with effect on results of R$ 13,230, net of Allowance for Loan Losses.

On June 30, 2015, the transfer of financial assets with no retention of risks and benefits between related company, related of operations for recovery expectation is considered by Management as remote, was carried out. The portfolio in the amount of R$ 1,080,021, fully provided for, was carried out for R$ 52,124, in accordance with the appraisal report. The operation did not give rise to any impact in the consolidated result.

Acquisitions of loan portfolios with the retention of assignor's risks carried out as from January 2012 to June 30, 2015 total R$ 4,468,753, and the total amount of acquired portfolios is R$ 4,471,317, at 06/30/2015.

Note 9 - Foreign exchange portfolio

	06/30/2015	06/30/2014
Assets - other receivables	66,462,999	34,216,934
Exchange purchase pending settlement–foreign currency	36,876,074	18,993,207
Bills of exchange and term documents – foreign currency	-	1,987
Exchange sale rights – local currency	30,073,505	15,951,218
(Advances received) – local currency	(486,580)	(729,478)
Liabilities – other liabilities (Note 2a)	67,019,320	35,171,203
Exchange sales pending settlement–foreign currency	31,520,225	16,032,028
Liabilities from purchase of foreign currency– local currency	35,317,355	19,052,366
Other	181,740	86,809
Memorandum accounts	1,105,063	1,090,627
Outstanding import credits – foreign currency	1,038,652	1,071,833
Confirmed export credits – foreign currency	66,411	18,794

Note 10 – Funding and borrowings and onlending

a)	Summary

	06/30/2015						06/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	180,437,647	35,462,095	11,538,849	57,572,014	285,010,605	35.8	290,431,975	38.0
Deposits received under securities repurchase agreements	144,302,473	12,085,415	16,881,795	134,191,413	307,461,096	38.6	298,038,424	39.0
Funds from acceptance and issuance of securities	3,491,050	14,946,657	12,152,204	21,593,451	52,183,362	6.6	45,298,637	5.9
Borrowings and onlending	4,851,454	19,457,982	23,273,978	44,525,046	92,108,460	11.6	77,048,173	10.1
Subordinated debt (*)	175,716	1,735,460	5,153,593	52,163,581	59,228,350	7.4	52,989,174	6.9
Total	333,258,340	83,687,609	69,000,419	310,045,505	795,991,873		763,806,383
% per maturity term	41.9	10.5	8.7	39.0
Total - 06/30/2014	326,156,721	78,615,897	50,511,388	308,522,377	763,806,383
% per maturity term	42.7	10.3	6.6	40.4

(*) Includes R$ 869,234 of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b)	Deposits

	06/30/2015						06/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	54,088,508	-	-	-	54,088,508	19.0	57,538,379	19.8
Savings accounts	113,974,326	-	-	-	113,974,326	40.0	110,840,114	38.2
Interbank	3,619,815	21,253,228	1,569,471	590,136	27,032,650	9.5	4,076,947	1.4
Time deposits	8,754,998	14,208,867	9,969,378	56,981,878	89,915,121	31.5	117,976,535	40.6
Total	180,437,647	35,462,095	11,538,849	57,572,014	285,010,605		290,431,975
% per maturity term	63.3	12.5	4.0	20.2	-
Total - 06/30/2014	185,651,257	34,506,492	11,659,227	58,614,999	290,431,975
% per maturity term	63.9	11.9	4.0	20.2

c)	Deposits received under securities repurchase agreements

	06/30/2015						06/30/2014
	0-30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	72,281,856	10,170,800	14,126,108	109,392,185	205,970,949	67.0	184,766,424	62.0
Government securities	52,674,981	152,916	-	3,364	52,831,261	17.2	38,512,617	12.9
Own issue	3,519,204	9,847,604	14,126,108	109,388,821	136,881,737	44.5	134,121,537	45.0
Foreign	16,087,671	170,280	-	-	16,257,951	5.3	12,132,270	4.1
Third-party portfolio	71,371,226	-	-	-	71,371,226	23.2	81,093,283	27.2
Free portfolio	649,391	1,914,615	2,755,687	24,799,228	30,118,921	7.8	32,178,717	10.8
Total	144,302,473	12,085,415	16,881,795	134,191,413	307,461,096		298,038,424
% per maturity term	46.9	3.9	5.5	43.7
Total - 06/30/2014	134,389,241	13,157,237	13,927,184	136,564,762	298,038,424
% per maturity term	45.1	4.4	4.7	45.8

d)	Funds from acceptance and issuance of securities

	06/30/2015						06/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	3,057,645	11,961,221	5,311,670	7,280,080	27,610,616	52.9	29,923,377	66.0
Financial	193,911	1,940,842	2,859,943	2,388,643	7,383,338	14.1	13,871,073	30.6
Of real estate loans	2,467,271	7,496,617	1,114,227	1,397,048	12,475,163	23.9	8,670,249	19.1
Bill of credit related to agribusiness	389,726	2,515,429	1,323,813	3,382,638	7,611,606	14.6	7,234,847	16.0
Mortgage notes	6,737	8,333	13,687	111,751	140,508	0.3	147,208	0.3
Foreign securities	138,384	2,361,203	6,656,486	12,009,030	21,165,103	40.6	13,895,192	30.7
Brazil risk note programme	-	1,607,161	657,553	3,959,515	6,224,229	11.9	3,426,026	7.6
Structure note issued	127,812	524,215	4,549,794	1,747,077	6,948,898	13.3	4,884,855	10.8
Bonds	9,239	218,097	103,073	5,582,587	5,912,996	11.4	3,380,135	7.4
Fixed rate notes	-	-	1,121,109	535,779	1,656,888	3.2	1,882,330	4.2
Eurobonds	-	-	-	-	-	-	77,856	0.2
Euronotes	1,333	11,459	22,826	68,754	104,372	0.2	-	-
Euro Medium Term Note Programme	-	271	6,155	9,051	15,477	0.0	-	-
Other	-	-	195,976	106,267	302,243	0.6	243,990	0.5
Structured Operations Certificates (*)	295,021	624,233	184,048	2,304,341	3,407,643	6.5	1,480,068	3.3
Total	3,491,050	14,946,657	12,152,204	21,593,451	52,183,362		45,298,637
% per maturity term	6.7	28.6	23.3	41.4
Total - 06/30/2014	2,277,198	12,658,531	8,879,682	21,483,226	45,298,637
% per maturity term	5.0	28.0	19.6	47.4

(*) As of June 30, 2015, the market value of the funding from Structured Operations Certificates issued is R$ 3,773,609 (R$ 1,700,047 at 06/30/2014) according to BACEN Circular Letter No. 3,623.

e)	Borrowings and onlending

	06/30/2015						06/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowings	3,451,359	14,081,062	16,138,382	15,816,787	49,487,590	53.7	33,530,060	43.5
Domestic	933,695	101,336	84,861	81,665	1,201,557	1.3	723,165	0.9
Foreign (*)	2,517,664	13,979,726	16,053,521	15,735,122	48,286,033	52.4	32,806,895	42.6
Onlending	1,400,095	5,376,920	7,135,596	28,708,259	42,620,870	46.2	43,518,113	56.5
Domestic – official institutions	1,400,095	5,376,920	7,135,596	28,706,391	42,619,002	46.3	43,355,078	56.3
BNDES	807,944	1,805,216	3,020,579	10,776,607	16,410,346	17.8	16,364,861	21.2
FINAME	583,120	3,531,593	4,090,984	17,401,665	25,607,362	27.8	26,545,159	34.5
Other	9,031	40,111	24,033	528,119	601,294	0.7	445,058	0.6
Foreign	-	-	-	1,868	1,868	0.0	163,035	0.2
Total	4,851,454	19,457,982	23,273,978	44,525,046	92,108,460		77,048,173
% per maturity term	5.3	21.1	25.3	48.3
Total – 06/30/2014	3,699,737	15,691,578	15,146,714	42,510,144	77,048,173
% per maturity term	4.8	20.4	19.7	55.2

(*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

f)	Subordinated debt

	06/30/2015						06/30/2014
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	962,714	5,125,029	1,899,525	7,987,268	13.5	9,010,930	17.0
Financial treasury bills	71,485	521,125	14,095	25,727,300	26,334,005	44.4	25,385,977	48.0
Euronotes	99,664	241,283	-	24,178,911	24,519,858	41.4	17,405,224	32.8
Bonds	4,567	10,338	14,469	431,167	460,541	0.8	372,073	0.7
(-) Transaction costs incurred (Note 4b)	-	-	-	(73,322)	(73,322)	(0.1)	(54,264)	(0.1)
Total Other Liabilities	175,716	1,735,460	5,153,593	52,163,581	59,228,350		52,119,940
Redeemable preferred shares	-	-	-	-	-	-	869,234	1.6
Grand total (*)	175,716	1,735,460	5,153,593	52,163,581	59,228,350		52,989,174
% per maturity term	0.3	2.9	8.7	88.1
Total - 06/30/2014	139,288	2,602,059	898,581	49,349,246	52,989,174
% per maturity term	0.3	4.9	1.7	93.1

(*) According to current legislation, the accounting balance of subordinated debt as of June 2015 was used for the calculation of referential equity as of December, 2012, considering instruments approved after the closing date to compose Tier II, totaling R$ 53,920,747.

Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	400,000	2008	2015	119.8% of CDI	873,031
	50,000	2010	2015	113% of CDI	89,683
	465,835	2006	2016	100% of CDI + 0.7% (*)	1,151,394
	2,719,268	2010	2016	110% a 114% of CDI	4,876,703
	122,500			IPCA+ 7.21%	248,326
	366,830	2010	2017	IPCA+ 7.33%	748,131
				Total	7,987,268
Subordinated financial bills - BRL
	365,000	2010	2016	100% of CDI + 1.35% a 1.36%	382,761
	1,874,000			112% to 112.5% of CDI	1,962,160
	30,000			IPCA + 7%	55,073
	206,000	2010	2017	IPCA + 6.95% to 7.2%	307,578
	3,223,500	2011	2017	108% to 112% of CDI	3,449,442
	352,400			IPCA + 6.15% to 7.8%	536,567
	138,000			IGPM + 6.55% to 7.6%	219,602
	3,650,000			100% of CDI + 1.29% to 1.52%	3,775,533
	500,000	2012	2017	100% of CDI + 1.12%	505,521
	42,000	2011	2018	IGPM + 7%	54,996
	30,000			IPCA + 7.53% to 7.7%	41,155
	460,645	2012	2018	IPCA + 4.4% to 6.58%	642,703
	3,782,100			100% of CDI + 1.01% to 1.32%	3,887,150
	6,373,127			108% to 113% of CDI	6,904,424
	112,000			9.95% to 11.95%	150,278
	2,000	2011	2019	109% to 109.7% of CDI	2,891
	12,000	2012	2019	11.96%	17,548
	100,500			IPCA + 4.7% to 6.3%	138,273
	1,000			110% of CDI	1,418
	20,000	2012	2020	IPCA + 6% to 6.17%	30,400
	1,000			111% of CDI	1,422
	6,000	2011	2021	109.25% to 110.5% of CDI	8,893
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	3,234,304
	20,000			IGPM + 4.63%	23,913
				Total	26,334,005
Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,136,016
	1,000,000	2010	2021	5.75%	3,186,798
	750,000	2011	2021	5.75% to 6.2%	2,348,269
	550,000	2012	2021	6.2%	1,706,430
	2,625,000	2012	2022	5.5% to 5.65%	8,227,515
	1,870,000	2012	2023	5.13%	5,841,508
				Total	24,446,536

Subordinated bonds - CLP	41,528,200	2008	2033	3.5% to 4.5%	213,438
	47,831,440	2014	2034	3.8%	247,103
				Total	460,541

Total					59,228,350

(*) Subordinated CDBs may be redeemed as from November 2011.

Note 11 – Contingent assets and liabilities and legal liabilities – tax and social security

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING PRUDENTIAL is involved in contingencies that may be classified as follows.

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): calculation is carried out on a periodical basis, as from the calculation of the claimed amount which, in turn, is estimated based on de jure or de facto characteristics related to that lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court are therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING PRUDENTIAL is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans (MSP) to combat hyperinflation. In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems, as granted by the Brazilian federal constitution.

Savings account holders at the time these MSPs were implemented challenged the constitutionality of the laws in connection with such plans, claiming, from the banks in which they held savings accounts, additional interest amounts based on the inflation rates applied to the deposit accounts according to the MSPs.

We are defendants in numerous standardized lawsuits filed by individuals in respect of the MSP, and we record provisions for such claims upon service of process for a claim. In addition, we are defendants in class actions, similar to the lawsuits by individuals, filed by either (i) consumer protection associations or (ii) the Public Prosecution Office on behalf of savings account holders. Holders of savings accounts may claim any amount due based on such a decision. We record provisions when individual plaintiffs apply to enforce such decisions, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the STF has decided that the bills were constitutional. As a response to this discrepancy, the National Confederation of the Financial System (CONSIF) an association of Brazilian financial institutions, filed a special proceeding with the STF (Action against the violation of a constitutional fundamental right - “ADPF” No. 165), in which the Central Bank filed an amicus brief, arguing that savings account holders did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the ruling of all appeals involving this matter until it pronounces a final decision. In addition, the Superior Court of Justice (STJ), responsible for decisions about federal legislation, should come forward with a position on several aspects that will directly determine the amount due, should the STF sentence be contrary to the constitutionality of MSPs.

The most important rulings will address the following issues: (i) the accrual of compensatory interest on the amount due to the plaintiff, in filings that carry no specific claim to such interest; (ii) the initial date of default interest, in regard to class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on saving accounts and the inflation rate of the same period. The STJ also ruled that the term for filing class actions expired 5 years from the date of the MSP implementation. As a consequence, a number of class actions were dismissed by the Judiciary as a result of such ruling.

No amount is recorded as provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 2,099,898 (R$ 1,646,404 at 06/30/2014) and the main nature of which refers to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model and is reassessed taking into account court rulings. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the "de facto" and "de jure" characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

No amount is recorded as provision in relation to labor claims which likelihood of loss is considered possible, and which total estimated risk is R$ 520,792 (R$ 311,035 at 06/30/2014).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 06/30/2015				01/01 to 06/30/2014
	Civil	Labor	Other	Total	Total
Opening balance	4,561,725	5,106,948	155,001	9,823,674	9,081,758
(-) Contingencies guaranteed by indemnity clauses (Note 4m I)	(132,264)	(954,416)	-	(1,086,680)	(888,087)
Subtotal	4,429,461	4,152,532	155,001	8,736,994	8,193,671
Monetary restatement/charges	194,399	261,693	-	456,092	223,818
Changes in the period reflected in results (Notes 12f and 12i)	843,925	637,596	7,522	1,489,043	1,184,709
Increase (*)	1,099,540	706,624	8,985	1,815,149	1,622,538
Reversal	(255,615)	(69,028)	(1,463)	(326,106)	(437,829)
Payment	(660,542)	(721,900)	-	(1,382,442)	(1,103,160)
Subtotal	4,807,243	4,329,921	162,523	9,299,687	8,499,038
(+) Contingencies guaranteed by indemnity clauses (Note 4m I)	138,246	1,038,262	-	1,176,508	872,112
Closing balance (Note 12c)	4,945,489	5,368,183	162,523	10,476,195	9,371,150
Closing balance at 06/30/2014 (Note 12c)	4,572,389	4,571,530	227,231	9,371,150
Escrow deposits at 06/30/2015 (Note 12a)	1,939,080	2,257,555	-	4,196,635
Escrow deposits at 06/30/2014 (Note 12a)	1,978,328	2,129,345	-	4,107,673

(*) Civil provisions include the provision for economic plans amounting to R$ 137,698 (R$ 121,260 from January 1 to June 30, 2014)

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 06/30/2015			06/30/2014
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	2,912,015	2,728,492	5,640,507	7,885,856
Reclassification of Contingent Liabilities (*)	311,864	(311,864)	-	-
(-) Contingencies guaranteed by indemnity clauses (Note 4m II)	-	(55,255)	(55,255)	(51,989)
Subtotal	3,223,879	2,361,373	5,585,252	7,833,867
Monetary restatement/charges	100,370	190,402	290,772	229,175
Changes in the period reflected in results	13,933	(19,570)	(5,637)	470,952
Increase	13,933	29,917	43,850	784,464
Reversal	-	(49,487)	(49,487)	(313,512)
Payment	(86,441)	(32,668)	(119,109)	(2,472)
Subtotal	3,251,741	2,499,537	5,751,278	8,531,522
(+) Contingencies guaranteed by indemnity clauses (Note 4m II)	-	57,057	57,057	53,563
Closing balance (Notes 12c and 13c)	3,251,741	2,556,594	5,808,335	8,585,085
Closing balance at 06/30/2014 (Notes 12c and 13c)	6,126,166	2,458,919	8,585,085

(*) At June 30, 2015, lawsuits from Contingent Liabilities were reclassified to Legal Liabilities.

	06/30/2015			06/30/2014
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	3,547,134	403,401	3,950,535	4,703,729
Reclassification of Deposits (*)	339,953	(339,953)	-	-
Appropriation of income	32,987	26,866	59,853	180,131
Changes in the period	(105,139)	290,856	185,717	305,235
Deposited	6,618	291,283	297,901	312,473
Withdrawals	(27,273)	(427)	(27,700)	(1,228)
Reversals to income	(84,484)	-	(84,484)	(6,010)
Closing balance	3,814,935	381,170	4,196,105	5,189,095
Relocated to assets pledged in guarantee of contingencies (Note 11d)	-	-	-	(22,099)
Closing balance after relocated (Note 12a)	3,814,935	381,170	4,196,105	5,166,996
Closing balance at 06/30/2014 (Note 12a)	4,778,438	388,558	5,166,996

(*) At June 30, 2015, lawsuits from Contingent Liabilities were reclassified to Legal Liabilities. Accordingly, the same treatment was applied to guarantees.

Main discussions related to the provisions recognized for Tax and Social Securities Lawsuits are described as follows:

•	CSLL – Isonomy – R$ 1,017,631: as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The corresponding escrow deposit balance totals R$ 1,001,930;

•	INSS – Prevention Accident Factor (FAP) – R$ 770,167: it challenges the legality of FAP and inconsistent procedures by the INSS upon its calculation. The corresponding escrow deposit balance totals R$ 89,452;

•	PIS and COFINS – Calculation basis – R$ 527,497: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 506,844;

•	PIS – Principles of anteriority over 90 days and non-retroactivity – R$ 287,296: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 64,112.

Off-balance sheet contingencies - The amounts related to Tax and Social Security Lawsuits considered to be as possible loss, which total estimated risk is R$ 13,685,255, are the following:

•	INSS – Non-compensatory amounts – R$ 4,361,698: we defend the non-taxation of these amounts, mainly profit sharing, stock option, transportation vouchers and sole bonus;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 2,480,556: deductibility of goodwill on acquisition of investments with future expected profitability, and R$ 584,476 of this amount is guaranteed in company purchase agreements;

•	IRPJ and CSLL – Interest on capital – R$ 1,217,517: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders' equity for the year and for prior years;

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed – R$ 1,084,578: cases in which the liquidity and the offset credit certainty are discussed;

•	ISS – Banking Institutions – R$ 808,222: these are banking operations, of which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under Supplementary Law No. 116/03 or Law No.406/68.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 776,408 (R$ 753,679 at 06/30/2014) (Note 12a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	06/30/2015	06/30/2014
Securities (basically financial treasury bills – Note 7b)	784,319	706,084
Deposits in guarantee (Note 12a)	3,890,983	3,782,722

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING PRUDENTIAL, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING PRUDENTIAL, the deposited amount is released at the full amount deposited updated.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING PRUDENTIAL are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

e)	Program for Cash or Installment Payment of Taxes

ITAÚ UNIBANCO HOLDING PRUDENCIAL adhered to the Program for Cash or Installment Payment of Taxes, substantially related to the Federal area, established by Law No. 13,097, of January 19, 2015 and Law No. 13,043/2014. The program included debits managed by the Federal Reserve Service of Brazil and was established in accordance with the following main articles:

•

Refis of Capital Gain Earned in the Merger of Shares from Nova Bolsa - Law 13,097/15 article 145 – Arising from capital gain earned until December 31, 2008 due to the sale of shares resulting from the conversion of equity securities from nonprofit associations.

The net effect of the program in the result was R$ 27,309, and it is reflected in Other Operating Income, Income Tax and Social Contribution.

f)	Program for Cash Settlement or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING PRUDENCIAL adhered to the Program for Cash or Installment Payment of Taxes, substantially related to the municipal area, established by Law No. 16,097 of December 29, 2014. This program included debits managed by the Finance and Economic Development Secretariat of the Municipality of São Paulo and was established in accordance with the main article as follows:

•	Installment Payment Incentive Program (PPI) (Article 1) - it introduces the program intended to regularize the debts referred to in this act, arising from tax and non-tax credits, whether assessed or not, including those registered as overdue tax debts, whether filed or to be filed, in view of any taxable events occurred up to December 31, 2013.

The net effect of this program in income was R$ 12,016, and it is reflected in Other Operating Income, Income Tax and Social Contribution.

Note 12 - Breakdown of accounts

a)	Other sundry receivables

	06/30/2015	06/30/2014
Deferred tax assets (Note 13b I)	37,900,310	34,214,498
Social contribution for offset (Note 13b I)	644,700	604,567
Taxes and contributions for offset	2,804,628	2,442,666
Escrow deposits for legal liabilities and tax and social security contingencies (Note 11b)	8,087,088	8,949,718
Escrow deposits for legal liabilities - civil and labor (Note 11b)	4,196,635	4,107,673
Escrow deposits for foreign fund raising program	448,611	374,769
Receivables from reimbursement of contingent liabilities (Note 11c)	776,408	753,679
Rights receivable from financial assets sold or transferred	784,077	4,071,830
Sundry domestic debtors	1,181,480	4,762,958
Premiums from loan operations	2,130,333	1,679,340
Sundry foreign debtors	1,698,925	957,685
Retirement plan assets (Note 18)	2,528,227	2,400,515
Recoverable payments	121,873	78,696
Salary advances	241,638	218,348
Amounts receivable from related companies	141,885	117,148
Operations without credit granting characteristics	502,845	329,397
Securities and credits receivable	1,081,108	779,459
(Allowance for loan losses)	(578,263)	(450,062)
Other	546,187	1,036,441
Total	64,735,850	67,099,928

b)	Prepaid expenses

	06/30/2015	06/30/2014
Commissions (*)	1,374,272	1,377,463
Related to vehicle financing	194,096	370,152
Linked to Payroll Advance Loans	1,013,976	845,820
Other	166,200	161,491
Advertising	353,025	276,046
Other	767,450	603,977
Total	2,494,747	2,257,486

(*) In the first semester of 2015, the impact on income from commissions from local correspondents, as described in Note 4g, was R$ 99,536.

c)	Other sundry liabilities

	06/30/2015	06/30/2014
Provisions for contingent liabilities (Note 11b)	13,032,789	11,830,069
Provisions for sundry payments	2,110,685	1,984,226
Personnel provision	1,435,117	1,515,605
Sundry creditors - local	1,821,472	1,949,978
Sundry creditors - foreign	3,848,782	2,046,057
Liabilities for official agreements and rendering of payment services	1,065,145	440,545
Creditors of funds to be released	1,346,118	1,389,974
Funds from consortia participants	76,783	68,503
Provision for Retirement Plan Benefits (Note 18)	524,701	768,496
Expenses for lease interests (Note 4i)	544,892	346,179
Liabilities from transactions related to credit assignments (Note 8f)	5,725,475	3,666,767
Liabilities from sales operations or transfer of financial assets	666,205	37,039
Minority interest of investment funds (*)	3,159,658	643,219
Other	135,623	179,932
Total	35,493,445	26,866,589

(*) Represents the interest of the other quotaholders of consolidated investment funds (Note 2b).

d)	Banking service fees

	01/01 to	01/01 to
	06/30/2015	06/30/2014
Asset management	1,299,423	1,244,955
Funds management fees	976,492	948,950
Consortia management fee	322,931	296,005
Current account services	393,570	380,981
Credit cards - Relationship with stores	4,643,670	4,149,415
Sureties and credits granted	1,083,224	919,849
Loan operations	477,846	388,195
Guarantees provided	605,378	531,654
Receipt services	774,337	794,869
Collection fees	622,670	644,330
Collection services	151,667	150,539
Other	1,352,419	1,066,585
Custody services and management of portfolio	140,804	146,271
Economic and financial advisory	342,579	233,426
Foreign exchange services	42,897	38,481
Other services	826,139	648,407
Total	9,546,643	8,556,654

e)	Income from bank charges

	01/01 to	01/01 to
	06/30/2015	06/30/2014
Loan operations/registration	516,135	544,956
Credit cards – annual fees and other services	1,509,072	1,303,803
Deposit account	57,388	57,094
Transfer of funds	95,147	88,972
Income from securities brokerage	181,113	186,778
Service package fees	2,330,809	1,910,379
Total	4,689,664	4,091,982

f)	Personnel expenses

	01/01 to	01/01 to
	06/30/2015	06/30/2014
Compensation	(3,085,132)	(2,746,604)
Charges	(1,212,196)	(1,075,961)
Welfare benefits (Note 18)	(1,130,112)	(982,773)
Training	(86,585)	(79,653)
Labor claims and termination of employees (Note 11b)	(793,402)	(656,467)
Stock Option Plan	(116,634)	(95,090)
Total	(6,424,061)	(5,636,548)
Employees’ profit sharing	(1,495,406)	(1,357,843)
Total including employees’ profit sharing	(7,919,467)	(6,994,391)

g)	Other administrative expenses

	01/01 to	01/01 to
	06/30/2015	06/30/2014
Data processing and telecommunications	(1,899,168)	(1,852,315)
Depreciation and amortization	(1,064,145)	(1,002,145)
Installations	(1,425,491)	(1,277,256)
Third-party services	(1,803,820)	(2,129,920)
Financial system services	(273,419)	(249,593)
Advertising, promotions and publication	(461,883)	(446,713)
Transportation	(197,978)	(205,836)
Materials	(194,903)	(155,684)
Security	(330,814)	(309,103)
Travel expenses	(100,108)	(84,189)
Other	(378,191)	(253,065)
Total	(8,129,920)	(7,965,819)

h)	Other operating revenue

	01/01 to	01/01 to
	06/30/2015	06/30/2014
Reversal of operating provisions	124,660	5,939
Recovery of charges and expenses	27,443	23,930
Program for Settlement or Installment Payment of Federal (Note 11e)	117,585	-
Other	179,427	34,943
Total	449,115	64,812

i)	Other operating expenses

	01/01 to	01/01 to
	06/30/2015	06/30/2014
Provision for contingencies (Note 11b)	(999,835)	(892,730)
Civil lawsuits	(843,925)	(694,717)
Tax and social security contributions	(148,388)	(190,502)
Other	(7,522)	(7,511)
Selling - credit cards	(1,437,773)	(1,045,171)
Claims	(149,483)	(168,934)
Refund of interbank costs	(133,457)	(112,138)
Amortization of goodwill on investments and acquisition	(1,082,036)	(1,063,458)
Other	(637,510)	(526,557)
Total	(4,440,094)	(3,808,988)

Note 13 - Taxes

a) Composition of expenses for taxes and contributions

I - Statement of calculation with income tax and social contribution:

	01/01 to	01/01 to
Due on operations for the period	06/30/2015	06/30/2014
Income before income tax and social contribution	9,700,598	12,657,057
Charges (income tax and social contribution) at the rates in effect (Note 4n)	(3,880,239)	(5,062,823)
Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates	1,599,179	352,642
Foreign exchange variation on investments abroad	1,996,969	(402,084)
Interest on capital	1,130,354	864,251
Dividends and interest on external debt bonds	116,551	124,043
Other nondeductible expenses net of non taxable income (*)	(3,414,536)	113,574
Income tax and social contribution expenses	(2,451,722)	(4,010,397)
Related to temporary differences
Increase (reversal) for the period	3,717,749	53,973
Increase (reversal) of prior periods	120,783	(353,269)
(Expenses)/Income from deferred taxes	3,838,532	(299,296)
Total income tax and social contribution expenses	1,386,810	(4,309,693)

(*) Includes temporary (additions) and exclusions.

II -	Composition of tax expenses:

	01/01 to	01/01 to
	06/30/2015	06/30/2014
PIS and COFINS	(1,851,897)	(1,856,149)
ISS	(436,063)	(378,350)
Other	(265,917)	(189,075)
Total (Note 4n)	(2,553,877)	(2,423,574)

III -	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b)	Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Deferred Tax Assets
				Realization /
	06/30/2014	06/30/2015	12/31/2014	Reversal	Increase	06/30/2015	06/30/2014
Reflected in income and expense accounts			33,817,556	(4,108,126)	7,698,535	37,407,965	33,671,696
Related to income tax and social contribution loss carryforwards			5,028,955	(78,037)	1,863,458	6,814,376	5,541,859
Related to disbursed provisions			19,353,452	(1,948,258)	2,847,840	20,253,034	18,176,676
Allowance for loan losses			17,930,928	(1,472,210)	2,716,701	19,175,419	16,702,265
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			195,553	(195,553)	95,207	95,207	45,277
Allowance for real estate			238,225	(86,809)	10,348	161,764	162,992
Goodwill on purchase of investments			894,825	(187,901)	-	706,924	1,193,363
Other			93,921	(5,785)	25,584	113,720	72,779
Related to non-disbursed provisions (*)	29,969,328	26,819,867	9,435,149	(2,081,831)	2,987,237	10,340,555	9,953,161
Related to the operation	24,752,361	20,489,606	6,903,045	(2,081,831)	2,987,237	7,808,451	7,866,374
Provision for contingent liabilities	12,543,776	10,934,789	4,144,219	(382,651)	612,370	4,373,938	4,255,402
Civil lawsuits	4,380,155	4,745,822	1,792,713	(198,989)	353,106	1,946,830	1,750,736
Labor claims	3,158,367	3,713,656	1,351,602	(151,853)	238,013	1,437,762	1,277,902
Tax and social security contributions	4,959,017	2,447,441	988,968	(31,243)	21,251	978,976	1,209,047
Other	46,237	27,870	10,936	(566)	-	10,370	17,717
Adjustments of operations carried out in futures settlement market	1,684,406	1,236,986	3,196	-	456,904	460,100	655,470
Legal obligation - tax and social security contributions	2,147,352	1,312,456	253,845	(160,940)	244,349	337,254	975,654
Other non-deductible provisions	8,376,827	7,005,375	2,501,785	(1,538,240)	1,673,614	2,637,159	1,979,848
Related to provisions exceeding the minimum required not disbursed - allowance for loan losses	5,216,967	6,330,261	2,532,104	-	-	2,532,104	2,086,787
Reflected in stockholders’ equity accounts			559,926	(69,153)	1,572	492,345	542,802
Adjustment to market value of available-for-sale securities	1,138,265	1,230,864	559,926	(69,153)	1,572	492,345	455,306
Cash flow hedge	218,740	-	-	-	-	-	87,496
Total	31,326,333	28,050,732	34,377,482	(4,177,279)	7,700,107	37,900,310	34,214,498
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			644,337	-	363	644,700	604,567

(*) From a financial point of view, rather than recording the provision of R$ 26,819,867 (R$ 29,969,328 at 06/30/2014) and deferred tax assets of R$ 10,340,555 (R$ 9,953,161 at 06/30/2014), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 37,900,310 (R$ 34,214,498 at 06/30/2014) to R$ 27,559,755 (R$ 24,261,337 at 06/30/2014).

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

		Realization /
	12/31/2014	Reversal	Increase	06/30/2015	06/30/2014
Reflected in income and expense accounts	3,972,404	(585,022)	189,005	3,576,387	5,732,040
Depreciation in excess – leasing	2,507,980	(494,254)	-	2,013,726	3,330,873
Restatement of escrow deposits and contingent liabilities	913,642	(80,488)	42,704	875,858	1,070,358
Provision for pension plan benefits	235,881	-	40,166	276,047	361,378
Adjustment to market value of securities and derivative financial instruments	5,621	(5,621)	21,228	21,228	377,924
Adjustments of operations carried out in future settlement market	5,907	-	33,014	38,921	364,037
Taxation of results abroad – capital gains	155,589	-	4,423	160,012	117,576
Other	147,784	(4,659)	47,470	190,595	109,894
Reflected in stockholders’ equity accounts	916,261	(29,465)	185,123	1,071,919	345,873
Adjustment to market value of available-for-sale securities	101,208	(29,465)	-	71,743	14,361
Cash flow hedge	373,592	-	169,330	542,922	-
Provision for pension plan benefits (*)	441,461	-	15,793	457,254	331,512
Total	4,888,665	(614,487)	374,128	4,648,306	6,077,913

(*) Reflected in stockholders’ equity, pursuant to CVM Resolution n° 695/12 (Note 18).

III - The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2015, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets								Provision for
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	deferred income tax and social contribution	%	Net deferred taxes	%
2015	6,740,799	21%	157,475	2%	6,898,274	18%	-	0%	(1,048,236)	22%	5,850,038	17%
2016	7,210,852	23%	1,215,568	18%	8,426,420	22%	304,156	47%	(825,732)	18%	7,904,844	23%
2017	3,644,230	12%	1,377,867	20%	5,022,097	13%	335,793	52%	(1,116,810)	24%	4,241,080	13%
2018	4,293,124	14%	1,379,271	20%	5,672,395	15%	4,751	1%	(256,828)	6%	5,420,318	16%
2019	2,422,950	8%	1,540,788	23%	3,963,738	11%	-	0%	(251,283)	5%	3,712,455	11%
after 2019	6,773,979	22%	1,143,407	17%	7,917,386	21%	-	0%	(1,149,417)	25%	6,767,969	20%
Total	31,085,934	100%	6,814,376	100%	37,900,310	100%	644,700	100%	(4,648,306)	100%	33,896,704	100%
Present value (*)	27,116,832		5,945,073		33,061,905		586,926		(4,063,988)		29,584,843

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	There are no unrecorded deferred tax assets at 06/30/2015 and 06/30/2014.

c)	Tax and social security contributions

	06/30/2015	06/30/2014
Legal liabilities – tax and social security (Note 11b)	3,251,741	6,126,166
Provision for deferred income tax and social contribution (Note 13b II)	4,648,306	6,077,913
Taxes and contributions on income payable	1,419,433	2,357,050
Taxes and contributions payable	1,515,896	1,186,249
Total	10,835,376	15,747,378

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is mainly from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

	06/30/2015	06/30/2014
Taxes paid or provided for	6,964,731	8,270,453
Taxes withheld and collected from third parties	6,937,148	5,562,990
Total	13,901,879	13,833,443

Note 14 – Permanent Assets

a) Investments

I) Composition of investments

	Number of shares held				06/30/2015				06/30/2014
	Common	Preferred	Quotas	% Participation at 06/30/2015	Stockholders’ equity	Net income	Investment (1)	Equity in earnings (1)	Investment (1)	Equity in earnings (1)
Domestic					35,138,716	5,050,541	16,297,518	4,025,723	13,730,254	967,802
BSF Holding S.A (2)	408,723,700	-	-	49.00%	1,353,125	238,706	1,001,693	116,966	910,721	91,402
Cia Itaú Capitalização	318,709	-	-	47.50%	845,414	181,806	401,029	86,371	1,046,708	104,973
Credicard Promotora de Vendas Ltda. (3)	145,116,740	-	-	100.00%	955,715	17,934	990,679	17,934	201,737	(23,785)
Facilita Promotora Ltda.	-	-	2,150,506,330	100.00%	461,371	12,432	461,370	12,432	21,536	(2,808)
Intrag Part Administração e Participações Ltda	-	-	61,432,688	73.75%	1,321,995	154,669	974,958	114,067	824,816	44,115
Itaú BBA Participações S.A.	548,954	1,097,907	-	100.00%	1,428,974	68,554	1,254,839	53,380	20,805	573
Itaú Vida e Previdência S. A.	304,663,062	-	-	34.33%	5,290,108	793,159	1,377,415	241,868	1,062,106	196,078
Itauseg Participações S.A.	5,071,251,017	-	-	100.00%	7,072,831	1,203,076	6,224,833	1,144,940	2,584,900	897,544
ITB Holding Brasil Participações Ltda.	-	-	3,872,874,238	100.00%	14,346,334	2,152,065	794,189	1,913,103	4,756,088	(505,152)
Marcep Corretagem de Seguros S.A. (4)	151,575,196	11,397,744		48.13%	584,466	148,971	388,791	141,309	474,410	123,662
Trishop Promoção e Serviços Ltda.	-	-	3,432,025,110	100.00%	350,526	8,483	350,526	8,483	18,091	(1,728)
Unibanco Negócios Imobiliários Ltda	-	-	3,175,323,941	99.94%	1,127,857	70,686	468,169	51,596	456,080	(23,040)
Other (5)							1,609,027	123,274	1,352,256	65,968
Foreign					8,449,746	229,666	5,272,857	1,076,409	9,896,760	(908,474)
Itaú Chile Administradora General de Fondos S.A.	9,999	-	-	99.99%	154,741	14,502	154,725	14,501	201,737	9,332
Itaú Chile Corredora de Seguros Ltda.	-	-	99	99.90%	227,982	17,604	227,754	17,586	156,683	16,496
Itaú Chile Holding, INC. (6)	100	-	-	100.00%	5,579,035	175,823	1,864,823	742,763	845,079	(317,012)
ITB Holding Ltd. (7)	-	-	-	-	-	-	-	-	6,639,337	(531,845)
Jasper International Investiment LLC	42,487,620	-	-	100.00%	2,487,988	21,737	2,487,988	21,737	1,786,428	9,074
Other							537,567	279,822	267,496	(94,519)
Total					43,588,462	5,280,207	21,570,375	5,102,132	23,627,014	59,328

(1)	Investment amounts and net result of consolidated entities’ equity in earnings, in compliance with the provisions of BACEN Circular No. 3.701, of March 13, 2014.
(2)	Includes goodwill in the amount of R$ 338,662 at 06/30/2015 (R$ 417,933 at 06/30/2014).
(3)	Includes goodwill in the amount of R$ 34,964 at 06/30/2015 (R$ 34,964 at 06/30/2014).
(4)	Equity in earnings and investment reflect the differentiated interest of preferred shares, profit sharing and dividends.
(5)	Includes share of income not arising from net income.
(6)	Includes foreign exchange variation of R$ 776,956.
(7)	Company included in consolidated as from June 30, 2015, in compliance with Article 8 of BACEN Resolution No. 4.280.

II)	Other investments

	06/30/2015	30/062014
Other investments	577,987	386,703
Shares and quotas	50,893	50,517
Investments through tax incentives	142,718	144,530
Equity securities	15,443	14,503
Other	368,933	177,153
(Allowance for loan losses)	(149,490)	(151,292)
Total	428,497	235,411
Equity - Other investments	4,635	13,013

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

	Real Estate in Use (2) (3)		Other Fixed Assets (3)
							Other
							(communication,
					Furniture and		security and
Real estate in use (1)	Land	Buildings	Improvements	Installations	equipment	EDP Systems	transportation)	Total

Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2014	555,464	2,930,215	1,489,688	1,057,218	1,760,028	6,287,327	766,695	14,846,635
Acquisitions	-	33,105	120,440	58,215	110,216	266,111	27,860	615,947
Disposals	-	(1,542)	(97,282)	(1,141)	(9,698)	(385,625)	(2,737)	(498,025)
Exchange variation	775	12,852	27,429	3,205	8,735	24,340	1,824	79,160
Other	(37)	(418,724)	10,509	405,456	(240,968)	149,980	397	(93,387)
Balance at 06/30/2015	556,202	2,555,906	1,550,784	1,522,953	1,628,313	6,342,133	794,039	14,950,330

Depreciation
Balance at 12/31/2014	-	(1,209,100)	(744,860)	(490,007)	(483,056)	(4,497,239)	(475,036)	(7,899,298)
Depreciation expenses	-	(25,675)	(132,537)	(58,059)	(43,059)	(486,714)	(37,698)	(783,742)
Disposals	-	1,539	97,280	539	8,002	365,843	2,223	475,426
Exchange variation	-	(2,388)	(13,891)	(363)	(3,125)	(19,907)	(1,353)	(41,027)
Other	-	2,749	198	36	2,370	69,005	1,052	75,410
Balance at 06/30/2015	-	(1,232,875)	(793,810)	(547,854)	(518,868)	(4,569,012)	(510,812)	(8,173,231)

Impairment
Balance at 12/31/2014	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 06/30/2015	-	-	-	-	-	-	-	-

Book value
Balance at 06/30/2015	556,202	1,323,031	756,974	975,099	1,109,445	1,773,121	283,227	6,777,099
Balance at 06/30/2014	550,984	1,326,211	690,422	553,402	670,518	2,030,796	306,841	6,129,174

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 61,779, achievable by 2016.

(2) Includes amounts pledged in guarantee of voluntary deposits (Note 11d).

(3) Includes the amount of R$ 4,589 (R$ 3,343 at 06/30/2014) related to attached real estate; fixed assets under construction in the amount of R$ 922,544 (R$ 1,244,817 at 06/30/2014) consisting of R$ 192,871 (R$ 961,624 at 06/30/2014) in real estate in use; R$ 11,913 (R$ 11,486 at 06/30/2014) in improvements, and R$ 717,760 (R$ 271,707 at 06/30/2014) in equipment.

II) Goodwill

			Changes
	Amortization	Balance at				Balance at	Balance at
	period	12/31/2014	Acquisitions	Impairment	Disposals	06/30/2015	06/30/2014

Goodwill (Notes 2b and 4j)	10 years	12,133	500	-	(12,133)	500	1,756,767

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%

Cost
Balance at 12/31/2014	1,066,922	1,403,190	1,880,782	2,826,867	12,859,934	1,829,731	21,867,426
Acquisitions	24,749	-	241,813	238,410	15,167	28,889	549,028
Disposals	(27,484)	(52,343)	(91,899)	(1,511)	-	(2,066)	(175,303)
Exchange variation	-	2,170	49,232	-	(727)	53,776	104,451
Other	(5,233)	2,772	8,470	-	(45,164)	(3,509)	(42,664)
Balance at 06/30/2015	1,058,954	1,355,789	2,088,398	3,063,766	12,829,210	1,906,821	22,302,938

Amortization
Balance at 12/31/2014	(555,311)	(295,732)	(878,284)	(106,548)	(3,822,914)	(319,054)	(5,977,843)
Amortization expenses (3)	(103,683)	(63,987)	(172,080)	(56,968)	(1,041,526)	(51,355)	(1,489,599)
Disposals	27,463	22,779	91,899	-	-	315	142,456
Exchange variation	-	(782)	(22,451)	-	(217)	(42,272)	(65,722)
Other	-	-	(249)	-	45,147	3,509	48,407
Balance at 06/30/2015	(631,531)	(337,722)	(981,165)	(163,516)	(4,819,510)	(408,857)	(7,342,301)

Impairment (4)
Balance at 12/31/2014	(18,251)	(1,792)	-	(8,759)	-	-	(28,802)
Additions/ assumptions	-	-	-	(3,833)	-	-	(3,833)
Disposals	-	-	-	-	-	-	-
Balance at 06/30/2015	(18,251)	(1,792)	-	(12,592)	-	-	(32,635)

Book value
Balance at 06/30/2015	409,172	1,016,275	1,107,233	2,887,658	8,009,700	1,497,964	14,928,002
Balance at 06/30/2014	546,525	1,195,498	956,639	2,419,793	8,606,643	112,946	13,838,044

(1) The contractual commitments for purchase of the new intangible assets totaled R$ 379,649, achievable by 2016.

(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(4) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 12i).

Note 15 – Stockholders’ equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on April 29, 2015 approved the increase of subscribed and paid-up capital by R$ 10,148,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on July 17,2015 and the process was approved by the Central Bank on June 25,2015. Accordingly, capital stock was increased by 553,083,268 shares.

Capital comprises 6,083,915,949 book-entry shares with no par value, of which 3,047,040,198 are common and 3,036,875,751 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 85,148,000 (R$ 75,000,000 at 06/30/2014), of which R$ 50,802,138 (R$ 51,388,515 at 06/30/2014) refers to stockholders domiciled in the country and R$ 24,197,862 (R$ 23,611,485 at 06/30/2014) refers to stockholders domiciled abroad and R$ 10,148,000 outstanding shares as from 07/17/2015.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2014	2,758,685,730	1,043,799,342	3,802,485,072
Residents abroad at 12/31/2014	11,350,814	1,716,996,795	1,728,347,609
Shares of capital stock at 12/31/2014	2,770,036,544	2,760,796,137	5,530,832,681
Bonus Shares - ESM of 04/29/2015 - Carried out at 06/25/2015 - Outstanding as from 07/17/2015	277,003,654	276,079,614	553,083,268
Shares of capital stock at 06/30/2015	3,047,040,198	3,036,875,751	6,083,915,949
Residents in Brazil at 06/30/2015	3,034,225,086	1,086,787,450	4,121,012,536
Residents abroad at 06/30/2015	12,815,112	1,950,088,301	1,962,903,413
Treasury shares at 12/31/2014	2,541	53,828,551	53,831,092	(1,327,880)
Purchase of treasury shares	-	36,586,600	36,586,600	(1,247,150)
Exercised – granting of stock options	-	(2,214,731)	(2,214,731)	3,647
Disposals – stock option plan	-	(6,509,469)	(6,509,469)	229,257
Bonus Shares - ESM of 04/29/2015 - In Treasury as from 07/17/2015	254	8,169,095	8,169,349	-
Treasury shares at 06/30/2015 (1)	2,795	89,860,046	89,862,841	(2,342,126)
Outstanding shares at 06/30/2015 (2)	3,047,037,403	2,947,015,705	5,994,053,108
Outstanding shares at 06/30/2014 (3)	3,047,037,403	2,967,449,411	6,014,486,814

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

(2) Outstanding shares 5,449,139,189 at 06/30/2015, not considering bonus shares.

(3) For better comparability, outstanding shares for the period ending June 30, 2014 were adjusted for the bonus of June 25, 2015.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 06/30/2015:

Cost / Market value	Common	Preferred
Minimum	-	32.58
Weighted average	-	34.09
Maximum	-	35.05
Treasury shares
Average cost	7.97	28.67
Market value	33.21	34.22

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25.0% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.015 per share.

I – Calculation

Net income - Itaú Unibanco Holding Individual (BR GAAP)	10,630,264
Adjustments:
(-) Legal reserve	(531,513)
Dividend calculation basis	10,098,751
Mandatory dividend	2,524,687
Dividend – paid/provided for	2,524,687	25.0%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	410,281	-	410,281
Dividends - 5 monthly installments of R$ 0.015 per share paid in February to June 2015	410,281	-	410,281

Declared (recorded in other liabilities – Social and Statutory)	2,473,059	(358,653)	2,114,406
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/01/2015	82,036	-	82,036
Interest on capital - R$ 0.3989 per share	2,391,023	(358,653)	2,032,370
Interest on capital - R$ 0.3460 per share to be paid in august 2015	2,073,942	(311,091)	1,762,851
Interest on capital - R$ 0.0529 per share, to be declared	317,081	(47,562)	269,519

Total from 01/01 to 06/30/2015 - R$ 0.4291 net per share	2,883,340	(358,653)	2,524,687
Total from 01/01 to 06/30/2014 - R$ 0.3667 net per share	2,227,001	(267,009)	1,959,992

c)	Capital and revenue reserves

	06/30/2015	06/30/2014
Capital reserves	1,331,243	866,514
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment	1,046,626	581,897
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	21,027,080	18,252,830
Legal	6,328,988	5,275,843
Statutory:	14,698,092	12,776,967
Dividends equalization (1)	5,522,122	3,604,879
Working capital increase (2)	4,170,673	4,135,133
Increase in capital of investees (3)	5,005,297	5,036,955
Unrealized profits (4)	-	200,020

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.
(4)	Refers to Interest on Capital declared after June 30, in compliance with BACEN Circular Letter n° 3,516, of July 21, 2011.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to	01/01 to
	06/30/2015	06/30/2015	06/30/2015	06/30/2015
ITAÚ UNIBANCO HOLDING	10,630,264	7,536,736	105,866,462	92,938,683
Amortization of goodwill	280,115	644,124	(863,505)	(1,441,315)
ITAÚ UNIBANCO HOLDING PRUDENTIAL	10,910,379	8,180,860	105,002,957	91,497,368

e)	Minority interest in subsidiaries

	Stockholders’
	equity		Net Income
			01/01 to	01/01 to
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Itau Bank, Ltd. (*)	-	869,235	-	-
Banco Itaú BMG Consignado S.A.	885,097	325,953	(70,765)	(30,478)
Other	27	27	-	-
Total	885,124	1,195,215	(70,765)	(30,478)

(*) Represented by Preferred Shares issued on December 31, 2002 and redeemed on March 31, 2015 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with dividends calculated based on LIBOR plus 1.25% p.a., payable on a monthly basis.

f) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long-term corporate development process.

These payments are only made in years in which there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilution to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled by the delivery of ITUB4 treasury shares to stockholders.

At the ESM of April 29, 2015 a capital increase with 10.0% share bonus was approved and ratified by BACEN on June 25, 2015. The new shares will be included in the share position on July 17, 2015. Therefore, the number of shares shown in this note as of June 30, 2015 is not of bonus shares.

From January 1 to June 30, 2015, the accounting effect of the share-based payment in income was R$ (456,307) (R$ (181,276) from January 1 to June 30, 2014).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long-term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to take part in the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans assumed at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. The exchange of shares for ITUB4 did not have relevant financial impact accordingly.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three (3) months of the year prior to the grant date. The prices determined will be restated until the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on the index to be internally determined, and they should be paid within a period equal to that in force for settlement of operations on BM&FBOVESPA.

b)	Vesting period: determined upon the issue, from one (1) to seven (7) years, counted from the grant date. The vesting period is normally determined at five (5) years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on BM&FBOVESPA on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three (3) years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option.

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by BM&FBOVESPA, adjusted by the IGP-M variation.

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value
Opening balance at 12/31/2014	50,147,374	35.67
Options exercisable at the end of the period	26,247,536	35.37
Options outstanding not exercisable	23,899,838	36.00
Options:
Granted	-	-
Canceled / Forfeited (*)	(366,501)	36.56
Exercised	(136,415)	26.74	37.68
Closing balance at 06/30/2015	49,644,458	36.67
Options exercisable at the end of the period	26,067,261	36.57
Options outstanding not exercisable	23,577,197	36.77
Range of exercise prices
Granting 2008-2009		27,30 - 41,75
Granting 2010-2012		26,27 - 43,23
Weighted average of the remaining contractual life (in years)	2.39

(*) Refers to non-exercise due to the beneficiary’s option.

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value
Opening balance at 12/31/2013	65,316,846	32.85
Options exercisable at the end of the period	32,734,794	30.42
Options outstanding not exercisable	32,582,052	36.25
Options:
Granted	-	-
Canceled / Forfeited (*)	(118,505)	35.78
Exercised	(4,292,672)	15.43	18.90
Closing balance at 06/30/2014	60,905,669	35.14
Options exercisable at the end of the period	28,714,096	32.22
Options outstanding not exercisable	32,191,573	37.74
Range of exercise prices
Granting 2006-2009		26,22 - 43,85
Granting 2010-2012		26,27 - 42,60
Weighted average of the remaining contractual life (in years)	3.05

(*) Refers to non-exercise due to the beneficiary’s option.

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program that invests a percentage of their bonus to acquire ITUB4 shares and share-based instruments; accordingly, the ownership of these shares should be held by the beneficiaries for a period from three (3) to five (5) years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspension conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition price of own shares and Share-Based Instruments is established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 as consideration was estimated at R$ 36.66 per share at June 30, 2015 (R$ 25.83 per share at June 30, 2014).

Law No. 12,973/14, which adjusted tax legislation to the international accounting standards and terminated the Transition Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, to conform with this new legislation.

Changes in the Partner Program

Quantity
Balance at 12/31/2014	24,304,025
New granted	9,456,891
Cancelled	(467,365)
Exercised	(2,078,316)
Balance at 06/30/2015	31,215,235
Weighted average of remaining contractual life (years)	2.30

Quantity
Balance at 12/31/2013	18,351,820
New granted	7,467,437
Cancelled	(693,874)
Exercised	(2,696,860)
Balance at 06/30/2014	22,428,523
Weighted average of remaining contractual life (years)	2.45

III- Variable Compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50.0%) of the management’s variable compensation should be paid in cash and fifty percent (50.0%) should be paid in shares for a period of three (3) years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, subject to the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 34.36 per share at June 30, 2015 (R$ 27.86 per share at June 30, 2014).

Change in variable compensation in shares	2015
Quantity
Balance at 12/31/2014	10,236,334
New	7,075,019
Delivered	(3,989,395)
Cancelled	(237,109)
Balance at 06/30/2015	13,084,849

Change in variable compensation in shares	2014
Quantity
Balance at 12/31/2013	5,022,421
New	6,894,466
Delivered	(1,764,116)
Cancelled	(65,768)
Balance at 06/30/2014	10,087,003

Note 16 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Itaú Viver Mais, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 21d and 21i; and

•	Domestic investments, specially: Itauseg Participações S.A., ITB Holding Brasil Participações, Intrag-Part Administração e Participações Ltda., Unibanco Negócios Imobiliários, Itaú Vida e Previdência, Cia. Itaú de Capitalização, BSF Holding S.A., Marcep Corretagem de Seguros S.A., Itaú Unibanco Servs. e Proc, de Inf. Comerciais Ltda. and Fináustria Ass., Adm., Serv. Crédito e Participações Ltda., and foreign investments ITB Holding Ltd., Jasper International Investment LLC and Itaú Chile Holding, INC.

The transactions with these related parties are basically characterized by:

		ITAÚ UNIBANCO HOLDING PRUDENTIAL
		Assets / (liabilities)		Revenue / (expense)
				01/01 to	01/01 to
	Annual rate %	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Money market		-	331,720	98	363
Jasper International Investment LLC		-	331,720	98	363
Negotiation and intermediation of securities - assets		43,087	402	-	-
BICSA Holdings Ltd		42,285	360	-	-
Jasper International Investment LLC		802	42	-	-
Securities and derivative financial instruments - assets		19,081	57,325	611,381	240,602
Jasper International Investment LLC		-	46,505	43,488	54,836
BICSA Holdings Ltd		19,081	10,820	567,893	185,766
Credit operations		8	-	99	-
Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión		8	-	-	-
Itaú Chile Administradom General de Fondos		-	-	99	-
Foreign exchange portfolio - assets		588,467	-	258	-
Itaú Europa Luxembourg S.A.		588,467	-	258	-
Deposits received under securities repurchase agreements		(2,358,453)	(4,530,065)	(118,362)	(290,666)
Itauseg Participações S.A.	100% of Selic	(4,686)	(2,939,345)	(478)	(114,965)
Fináustria Assessoria, Administração, Serviços de Crédito e Participações		-	(183,206)	-	(11,891)
ITB Holding Brasil Participações Ltda.	100% of Selic	(180,032)	-	(9,218)	-
Itaú Unibanco Serviços e Processamento de Informações Comerciais	100% of Selic	(100,763)	-	(6,164)	-
Duratex S.A.	100% of Selic	(72,269)	-	(5,691)	-
Itaú Chile Corredora de Seguros Limitada		(211,384)	-	(2,868)	-
Itaú Rent Administração e Participações Ltda.	100% of Selic	(175,306)	-	(7,907)	-
Marcep Corretagem de Seguros S.A.	100% of Selic	(178,202)	(181,292)	(9,070)	(11,484)
Intrag-Part Administração e Participações Ltda.		(266,765)	(157,771)	(5,692)	(65,249)
Itaú-BBA Participações SA.		(334,605)	-	(26,878)	-
Credicard Promotora de Vendas Ltda.	100% of Selic	(160,094)	-	(9,316)	-
Other (*)	100% of Selic	(674,347)	(1,068,451)	(35,080)	(87,077)
Time deposits		(1,000,702)	(372,190)	(19,418)	(3,190)
Itauseg Participações S.A.		(266,233)	-	(14,989)	-
Itaú Chile Compañia de Seguros de Vida S.A.	3.00% to 3.12% pre fixed	(118,226)	-	(1,694)	-
IPI - Itaúsa Portugal Investimentos, SGPS Lda.	0.37% pre fixed	(164,666)	(143,431)	(285)	(188)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda.	0.29% pre fixed	(147,059)	(128,236)	(340)	(168)
Other		(304,518)	(100,523)	(2,110)	(2,834)
Derivative financial instruments - liabilities		(126,338)	(9,518)	(705,460)	(297,797)
BICSA Holdings Ltd		(126,338)	(5,182)	(716,591)	(283,597)
Jasper International Investment LLC		-	(4,336)	11,131	(14,200)
Foreign exchange portfolio - liabilities		(590,573)	-	(156)	-
Itaú Europa Luxembourg S.A.		(590,573)	-	(156)	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(216,608)	(251,966)	338,645	46,950
Itaú Seguros S.A.		11,719	-	302,480	-
Itaú USA. Inc.		12,206	8,599	-	-
Fundação Itaú Unibanco - Previdência Complementar		(116,114)	(15,122)	17,993	16,584
Itaú Unibanco Serviços e Processamento de Informações Comerciais		(28,440)	(16,797)	-	-
Itaú BBA SAS		-	(18,136)	-	-
Fináustria Assessoria, Administração, Serviços de Crédito e Participações		-	(29,046)	-	(186,297)
Itaú Vida e Previdência S.A.		(85,049)	(70,392)	24,197	17,945
Fundação Banorte Manuel Baptists da Silva de Seguridade Social		-	(96,751)	-	142
Other		(10,930)	(14,321)	(6,025)	198,576
Negotiation and intermediation of securities - liabilities		(23,682)	(7,094)	-	-
BICSA Holdings Ltd		(12,078)	-	-	-
Jasper International Investment LLC		(11,604)	(7,094)	-	-
Rent revenues (expenses)		-	-	(134,365)	(129,337)
Itaú Rent Administração e Participações Ltda.		-	-	(71,297)	(67,622)
Fundação Itaú Unibanco - Previdência Complementar		-	-	(19,665)	(18,916)
Itaú Seguros S.A.		-	-	(15,406)	(14,856)
Other		-	-	(27,997)	(27,943)
Donation expenses		-	-	(46,380)	(43,300)
Instituto Itaú Cultural		-	-	(45,500)	(42,500)
Associação Itaú Viver Mais		-	-	(880)	(800)
Data processing expenses		-	-	(36,745)	(129,040)
Itaú Unibanco Serviços e Processamento de Informações Comerciais		-	-	(36,745)	-
Itautec S.A.		-	-	-	(129,040)

(*) Corresponds to related parties with 14 directly-controlled subsidiaries, not included in Prudential Consolidated.

b)	Compensation of Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING PRUDENTIAL management members are as follows:

	01/01 to	01/01 to
	06/30/2015	06/30/2014
Compensation	226,520	177,325
Board of Directors	11,881	9,108
Management members	214,639	168,217
Profit sharing	106,264	136,026
Board of Directors	195	6,169
Management members	106,069	129,857
Contributions to pension plans	5,423	3,424
Board of Directors	2	2
Management members	5,421	3,422
Stock option plan – Management members	104,943	86,762
Total	443,150	403,537

Information related to the granting of the stock option plan, benefits to employees and post-employment is detailed in Notes 15f IV and 18, respectively.

Note 17 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders' equity
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Interbank deposits	32,537,851	28,729,041	32,538,170	28,731,417	319	2,376	319	2,376
Securities and derivative financial instruments	212,387,718	186,241,652	211,793,712	186,552,833	(1,796,753)	(802,044)	(594,006)	311,181
Adjustment of available-for-sale securities					(520,322)	(452,317)	-	-
Adjustment of held-to-maturity securities					(1,276,431)	(349,727)	(594,006)	311,181
Loan, lease and other credit operations	425,624,087	386,883,444	427,997,619	388,364,702	2,373,532	1,481,258	2,373,532	1,481,258
Investments	14,610	378,500	128,471	1,642,046	113,861	1,263,546	113,861	1,263,546
BM&FBOVESPA	14,610	14,610	128,471	127,046	113,861	112,436	113,861	112,436
Itaú Seguros Soluções Corporativas S.A. (Note 2c)	-	363,890	-	1,515,000	-	1,151,110	-	1,151,110
Fundings and borrowings (2)	218,618,723	200,882,179	219,517,427	201,286,817	(898,704)	(404,638)	(898,704)	(404,638)
Subordinated debt (Note 10f)	59,228,350	52,989,174	59,816,966	53,665,450	(588,616)	(676,276)	(588,616)	(676,276)
Treasury shares	2,342,126	1,545,039	2,795,549	2,017,859	-	-	453,423	472,820

(1) This does not consider the corresponding tax effects.

(2) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date,

•	Investments – in company BM&FBOVESPA at the share value in stock exchanges.

•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Note 18 – Post-Employments Benefits

Pursuant to CVM Resolution No. 695, dated December 13, 2012, we present the policies adopted by ITAÚ UNIBANCO HOLDING PRUDENTIAL regarding benefits to employees, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution		Other benefits		Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Cost of current service	(32,844)	(35,296)	-	-	-	-	(32,844)	(35,296)
Net interest	(2,997)	(16,027)	109,401	98,015	(8,495)	(7,139)	97,909	74,849
Effects on asset ceiling	-	-	(70,262)	(65,595)	-	-	(70,262)	(65,595)
Benefits paid	-	-	-	-	7,153	4,190	7,153	4,190
Total Amounts Recognized	(35,841)	(51,323)	39,139	32,420	(1,342)	(2,949)	1,956	(21,852)

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014
At the beginning of the period	(75,206)	(354,467)	(221,058)	(285,691)	(8,434)	6,744	(304,698)	(633,414)
Effects on asset ceiling	13,851	10,857	(9,888)	6,557	-	-	3,963	17,414
Remeasurements	5,821	(208)	22,053	27,143	-	(1,560)	27,874	25,375
Total Amounts Recognized	(55,534)	(343,818)	(208,893)	(251,991)	(8,434)	5,184	(272,861)	(590,625)

a) Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation, except as described in Note 19c.

Employees hired up to July 31, 2002, whom came from Itaú, and until February 27, 2009, whom came from Unibanco, are beneficiaries of the above-mentioned plans. With regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A..

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Múltipla - Multiempresas de Previdência Complementar	REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Supplementary Plan (3)
(1) Defined benefit plan;
(2) Variable contribution plan;
(3) Defined contribution plan.

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	06/30/2015	06/30/2014
Discount rate (1)	10.24% p.a.	9.72% p.a.
Mortality table (2)	AT-2000	AT-2000
	Itaú Experience	Itaú Experience
Turnover (3)	2008/2010	2008/2010
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium-term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2014 was adopted a consistent with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10.0% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate adherent to the flow of receipts/payments, in accordance with the study conducted by an independent, external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in investment income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the plan actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated by the inflation rate.

- Life expectancy

Most of the plan obligations are to provide life benefits and therefore a increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At June 30, 2015 and 2014, the allocation of plan assets and the allocation target for 2015, by type of asset, are as follows:

	Fair value		% Allocation
Types	06/30/2015	06/30/2014	06/30/2015	06/30/2014	2015 Target
Fixed income securities	12,527,427	11,595,471	91.15%	91.08%	53% to 100%
Variable income securities	655,102	586,123	4.77%	4.60%	0% to 20%
Structured investments	24,083	22,660	0.18%	0.18%	0% to 10%
Real estate	475,199	499,441	3.46%	3.92%	0% to 7%
Loans to participants	61,861	27,234	0.45%	0.21%	0% to 5%
Total	13,743,672	12,730,929	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 566,748 (R$ 505,501 at 06/30/2014) and real estate rented to Group companies, with a fair value of R$ 444,899 (R$ 466,144 at 06/30/2014).

Fair value

The fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	06/30/2015	06/30/2014
1 - Net assets of the plans	13,743,672	12,730,929
2- Actuarial liabilities	(11,909,687)	(11,774,940)
3- Surplus (1-2)	1,833,985	955,989
4- Asset restriction (*)	(1,922,890)	(1,322,113)
5 - Net amount recognized in the balance sheet (3-4)	(88,905)	(366,124)
Amount recognized in Assets (Note 12a)	263,861	249,416
Amount recognized in Liabilities (Note 12c)	(352,766)	(615,540)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with item 64 of CVM Resolution nº 695.

V- Change in the net amount recognized in the balance sheet:

	06/30/2015
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	13,437,757	(11,694,678)	1,743,079	(1,847,316)	(104,237)
Cost of current service	-	(32,844)	(32,844)	-	(32,844)
Net interest (1)	667,230	(575,871)	91,359	(94,356)	(2,997)
Benefits paid	(404,467)	404,467	-	-	-
Contributions of sponsor	31,501	-	31,501	-	31,501
Contributions of participants	6,448	-	6,448	-	6,448
Effects on asset ceiling	-	-	-	13,851	13,851
Remeasurements (2) (3)	5,203	(10,761)	(5,558)	4,931	(627)
Value at end of the period	13,743,672	(11,909,687)	1,833,985	(1,922,890)	(88,905)

	06/30/2014
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	12,512,070	(11,576,853)	935,217	(1,292,637)	(357,420)
Cost of current service	-	(35,296)	(35,296)	-	(35,296)
Net interest (1)	588,983	(543,230)	45,753	(61,780)	(16,027)
Benefits paid	(379,722)	379,722	-	-	-
Contributions of sponsor	31,970	-	31,970	-	31,970
Contributions of participants	6,430	-	6,430	-	6,430
Effects on asset ceiling	-	-	-	10,857	10,857
Remeasurements (2) (3)	(28,802)	717	(28,085)	21,447	(6,638)
Value at end of the period	12,730,929	(11,774,940)	955,989	(1,322,113)	(366,124)

(1) Corresponds to the amount calculated on 01/01/2015 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 10.24% p.a.(On 01/01/2014 the rate used was 9.72% p.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 672,433 (R$ 560,181 at 06/30/2014)

During the period, contributions made totaled R$ 31,501 (R$ 31,970 from 01/01 to June 30, 2014) . The contribution rate increases based on the beneficiary’s salary.

In 2015, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 58,566.

The estimate for payment of benefits for the next 10 years is as follows:

Estimated payment
2015	845,132
2016	867,539
2017	889,038
2018	915,188
2019	942,362
2020 to 2024	4,812,447

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

	Effect in actuarial liabilities of		Effect in actuarial liabilities of the
	the plans		plans (*)
		Percentage of
		actuarial
Change in Assumption	Value	liabilities	Value
- Decrease by 0.5%	667,851	5.73%	(314,667)
- Increase by 0.5%	(578,228)	(5.22)%	331,546

(*) Net of effects of asset ceiling

d)  Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	06/30/2015			06/30/2014
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,436,678	(223,616)	2,213,062	2,359,512	(274,533)	2,084,979
Net interest	119,625	(10,224)	109,401	111,329	(13,314)	98,015
Contribution	(70,262)	-	(70,262)	(65,595)	-	(65,595)
Effects on asset ceiling	-	(9,888)	(9,888)	-	6,557	6,557
Remeasurements	9,900	12,153	22,053	26,551	592	27,143
Amount - end of the period (Note 12a)	2,495,941	(231,575)	2,264,366	2,431,797	(280,698)	2,151,099

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 107,580 (R$ 90,053 from 01/01 to June 30, 2014), of which R$ 70,262 (R$ 65,595 from 01/01 to June 30, 2014) arises from pension funds.

e)  Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

I - Change in the net amount recognized in the balance sheet:

	06/30/2015	06/30/2014
At the beginning of the period	(170,593)	(146,818)
Cost of interest	(8,495)	(7,139)
Inclusion of Credicard		(3,189)
Benefits paid	7,153	4,190
Remeasurements	-	-
At the end of the period (Note 12c)	(171,935)	(152,956)

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2015	9,344
2016	10,034
2017	10,743
2018	11,473
2019	12,174
2020 to 2024	73,039

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 18c l), the 9.72% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	2,174	(1,815)
Present value of obligation	Asset valuation adjustment	21,234	(17,723)

Note 19 – Information on foreign subsidiaries

	Foreign consolidated (*)
	06/30/2015	06/30/2014
Assets
Current assets and long-term receivables
Cash and cash equivalents	9,703,877	8,740,873
Interbank investments	23,654,289	18,800,410
Securities	79,009,876	60,922,785
Loan, lease and other credit operations	160,952,945	109,034,912
Foreign exchange portfolio	69,805,514	33,659,395
Other assets	13,759,633	11,964,537
Permanent assets
Investments	3,216,266	2,214,326
Fixed and intangible assets	856,126	699,023
Total	360,958,526	246,036,261

Liabilities
Current and long-term liabilities
Deposits	128,881,138	104,702,585
Demand deposits	60,885,222	39,109,332
Savings deposits	9,138,156	5,536,957
Interbank deposits	25,113,305	3,880,796
Time deposits	33,744,455	56,175,500
Deposits received under securities repurchase agreements	16,460,792	12,154,047
Funds from acceptance and issuance of securities	19,580,768	12,160,071
Borrowings	46,470,236	31,815,405
Derivative financial instruments	8,825,411	3,430,602
Foreign exchange portfolio	70,120,064	33,655,087
Other liabilities	38,380,441	25,205,003
Deferred income	260,379	206,025
Minority interest in subsidiaries	1	16
Stockholders' equity
Capital and reserves	31,346,870	21,385,449
Net income for the period	632,426	1,321,971
Total	360,958,526	246,036,261

Statement of Income
Income from financial operations	5,777,192	4,913,172
Expenses of financial operations	(2,627,135)	(2,388,749)
Result of loan losses	(1,275,533)	(388,153)
Gross income from financial operations	1,874,524	2,136,270
Other operating revenues (expenses)	(1,018,562)	(644,523)
Operating income	855,962	1,491,747
Non-operating income	(1,720)	1,030
Income before taxes on income and profit sharing	854,242	1,492,777
Income tax	(204,823)	(139,322)
Statutory participation in income	(16,992)	(31,483)
Minority interest in subsidiaries	(1)	(1)
Net income (loss)	632,426	1,321,971

(*) Itaú Bank Ltd., Agência Grand Cayman, Agência New York, Itaú BBA International (Cayman) Ltd., Banco Itaú Argentina S.A., Itaú BBA USA Securities Inc., Itaú Unibanco S.A. Nassau Branch, Agência Tokyo, Itaú Valores S.A., Banco Itaú Holding Cayman, Itaú Ásia Securities Ltd., Banco Itaú Uruguay S.A., OCA S.A., Itaú BBA Corredor de Bolsa Limitada, Banco Itaú Chile S.A., Itaú Bank & Trust Bahamas Ltd., Banco Itaú International, Itaú International Securities Inc., Banco Itaú Paraguay S.A., Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Itaú BBA UK Securities Limited, Banco Itaú Suisse S.A., MCC Securities Inc., Itaú BBA International PLC, Itaú BBA Colômbia S.A., MCC Corredora de Bolsa, Itaú Singapore Securities Pte. Ltd.; only at 06/30/2014, Itaú Europa Luxemburgo S.A. and OCA Casa Financeira S.A.; only at 06/30/2015; Itaú BBA Mexico Casa de Bolsa S.A. de C.V.

Note 20 – Risk and capital management

Risk management is considered by ITAÚ UNIBANCO HOLDING CONSOLIDATED an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to maximize shareholder value.

At ITAÚ UNIBANCO HOLDING CONSOLIDATED, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk portfolio is managed considering the best risk-return ratio.

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with a possible impact on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s income, capital, liquidity and reputation.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through panels, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

In compliance with CMN Resolution No. 3,988, BACEN Circular No. 3,547 and BACEN Circular Letter No. 3,565, ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented its capital management structure and its Internal Capital Adequacy Assessment Process (ICAAP), having submitted its last ICAAP report to BACEN in April 2015, related to the December 2014 reporting date.

ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts a prospective approach to its capital management, which comprises the following phases:

•	Identification and analysis of material risks to which ITAÚ UNIBANCO HOLDING CONSOLIDATED is or could be exposed and assessment of capital requirements to cover material risks;
•	Capital planning considering the strategic guidelines, economic environment and the guidelines of the Board of Directors;
•	Stress test exercises, aimed at analyzing the impact of serious events on the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Maintenance of a capital contingency plan for cases in which the capital sources turn out to be unfeasible or insufficient;
•	Internal capital adequacy assessment, which consists of comparing the Regulatory Capital with the required capital, according to internal evaluation, to cover any risks incurred;
•	Preparation of periodic management reports on capital adequacy for top management and the Board of Directors.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s organizational structure of risk management is in conformity with regulations in force in Brazil and abroad and in line with the best market practices. The Market, Credit, Liquidity, Operational and Underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risks are being managed in accordance with established risk appetite policies, norms and procedures. This independent structure is also responsible for centralizing ITAÚ UNIBANCO HOLDING’s capital management. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk exposure, as well as a prospective view on the adequacy of its capital so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING CONSOLIDATED manages proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement and risk monitoring.

Further information on risk management can be found on the website www.itau-unibanco.com.br/ri, under section Corporate Governance / Risk Management – Pillar 3, which is not part of the financial statements.

I – Market risk

Market risk is the possibility of losses arising from variations in the market values of positions held by a financial institution, including the risk of transactions subject to the variations in foreign exchange and interest rates, equities, of price indexes and commodity prices among other indexes on these risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING CONSOLIDATED plans, monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure, alerts, models and adequate tools for management limits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities.

The document that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio and ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of corporate bodies and limits approved specifically for this purpose, sensitizing different levels and classes of market risk. This market risk framework includes limits that involve the monitoring of aggregate risk indicators (at the portfolio level) and extends its coverage to more granular levels (the individual desk level) with specific limits aiming to improve the process of risk monitoring and understanding and also to prevent risk concentration. These limits are dimensioned considering the projected results of the balance sheet, size of equity, liquidity, complexity and volatility of the market and risk appetite of the institution. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding corporate bodies. Additionally, daily risk reports used by the business and control areas are issued to the executives. The process of setting these limits levels and breach reporting follows the governance approved by our financial conglomerate’s internal policies.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by panels. This structure of limits and alerts enhances effectiveness, and the control coverage is reviewed at least annually.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;
•	Promoting a disciplined and educated discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement of processes at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The control of market risk is carried out by an area independent from the business units, and is responsible for carrying out daily measurement, assessment, monitoring of stress scenarios, limits and alerts, applying stress scenarios, analysis and testing, reporting risk results to those accountable for in the business units, in accordance with the governance established and monitoring the actions required adjust positions and/or risk level to make them feasible. In addition, the area provides support to launch new financial products. For this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED relies on a structured communication and information flow, aiming at providing feedback for the follow-up of the corporate bodies, and compliance with the regulatory bodies in Brazil and regulatory agents abroad.

ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and maintaining the classification the transactions into the current exposure limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Hedge accounting is treated in detail in the financial statement notes.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3.464 and BACEN Circular No. 3.354.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, which are primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations;
•	Foreign exchange-linked interest rate: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;
•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation;
•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;
•	Variable income: risk of loss subject to variation in prices of shares and commodities;

CMN has specific rules establishing that the exposure to market risk must be segregated at the least into the following categories: Interest rates, foreign exchange rates, shares and commodities. Price indexes are treated as a risk factor group and are granted the same treatment given to other risk factors, such as interest rates, and foreign exchange rates, among others, and follow the same limit and risk governance structure adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for market risk management purposes.

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor calculated at market value (“MtM – Mark to Market”);
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital during the period.

At June 30, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded total VaR (Historical Simulation) of R$ 224.8 million (R$ 85.6 million at June 30, 2014 Total VaR Parametric).

II – Credit risk

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution's credit risk management, based on internal models of measurement of credit risk. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery, in case of transactions default.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The management structure seeks to identify, prioritize and manage any operational risks identified, and to monitor and report management activities, with the aim of ensuring the quality of the control environment in compliance with internal guidelines and regulations in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of the management process there are specific forums to address operational risk, internal control and compliance where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

A summarized version of such policy, which is not part of the financial statements, is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions in a timely fashion, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

The document that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. Therefore, we understand that the major risks inherent in these products are as follows:

•	Subscription risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions.
•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves,
•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance;
•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and capitalization operations;
•	Liquidity risk in insurance operations is the possibility of the institution’s failure to timely meet its obligations with insured and pension plan beneficiaries in view of lack of liquidity of the assets comprising the actuarial technical reserves.

The management process of insurance, pension plan and capitalization risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them.

Note 21 – Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING PRUDENTIAL despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were:

	06/30/2015	06/30/2014
Permanent foreign investments	43,475,320	27,650,857
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(89,984,401)	(56,358,137)
Net foreign exchange position	(46,509,081)	(28,707,280)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	06/30/2015	06/30/2014	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Investment funds	505,347,352	457,923,656	505,347,352	457,923,656	1,895	2,240
Fixed income	472,063,667	418,577,891	472,063,667	418,577,891	1,513	1,855
Shares	33,283,685	39,345,765	33,283,685	39,345,765	382	385
Managed portfolios	282,294,008	254,633,771	203,763,152	176,626,492	15,722	15,564
Customers	146,457,679	127,960,961	104,325,063	82,990,039	15,656	15,498
Itaú Group	135,836,329	126,672,810	99,438,089	93,636,453	66	66
Total	787,641,360	712,557,427	709,110,504	634,550,148	17,617	17,804

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Consortia funds

	06/30/2015	06/30/2014
Monthly estimate of installments receivable from participants	156,304	135,901
Group liabilities by installments	11,561,632	10,988,763
Participants – assets to be delivered	10,295,146	10,128,004
Funds available for participants	1,457,687	1,065,804
(In units)
Number of managed groups	806	853
Number of current participants	411,098	398,092
Number of assets to be delivered to participants	194,530	223,452

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING CONSOLIDATED is the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itau Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itau Social” (Itau Social Program).

During the period from January 1 to June 30, 2015 and January 1 to June 30, 2014 the consolidated companies made no donations and the Foundation’s social net assets totaled R$ 2,971,843 (R$ 2,633,488 at 06/30/2014). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 27,800 (R$ 19,000 from January 1 to June 30, 2014)

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to June 30, 2015, the consolidated companies have made donations to Associação Itaú Viver Mais in the amount of R$ 880 (R$ 800 from January 1 to June 30, 2014).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Assistencial Pedro di Perna, an entity whose objective is to provide social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offsetting of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

l)	Law No. 12.973: on May 14, 2014, Law No. 12.973 was published as a conversion of Provisional Measure No. 627 to amend the federal tax legislation on IRPJ, CSLL, PIS and COFINS. Law No. 12.973 provides for the following, among other matters:

•	revocation of the Transition Tax Regime - RTT, established by Law No. 11.941, of May 27, 2009;
•	taxation of legal entities domiciled in Brazil, regarding the equity increase arising from interest in income earned abroad by subsidiaries and affiliates, and income earned by individuals resident in Brazil by means of a legal entity controlled abroad.

Estimates that said Law No. 12.973 does not have any significant accounting effect on the consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

m)	Subsequent events

On July 17, 2015 the State of Delaware approved the winding-up of the subsidiary Itaú Chile Holdings (“ICH”) and, accordingly, the investments held by ICH will be transferred to ITAÚ UNIBANCO HOLDING. Possible charges related to the operation are being evaluated by Management.

Independent auditor's report on the financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the "Bank"), which comprise the consolidated balance sheet as at June 30, 2015 and the consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2 - "Presentation of the financial statements".

Management's responsibility for the consolidated financial statements Prudential Conglomerate

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), whose main criteria and accounting policies are disclosed in the Notes 2 - "Presentation of the financial statements" and 4 - "Summary of the main accounting practices", and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements of the Prudential Conglomerate that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements, prepared by management in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing, taking into consideration NBC TA 800 - "Special Considerations - Audits of Financial Statements Prepared in Accordance with Special Purpose Frameworks". Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at June 30, 2015, and its financial performance and cash flows for the six-month period then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2 - "Presentation of the financial statements" and 4 - "Summary of the main accounting practices" to the consolidated financial statements.

Emphasis of matter - basis of preparation of the consolidated financial statements of the Prudential Conglomerate

Without modifying our opinion, we draw attention to the Note 2 - "Presentation of the financial statements", which discloses the following information:

The consolidated financial statements of the Prudential Conglomerate were prepared by management to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose.

Other matters

Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the year ended June 30, 2015, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our independent auditor's report on those statements, dated August 3, 2015, was unmodified.

São Paulo, August 21, 2015

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5